UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina

(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

AND FOR THE NINE AND THREE-MONTH PERIODS THEN ENDED

PRESENTED IN COMPARATIVE FORMAT

Free translation from the original prepared in Spanish for publication in Argentina

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the unaudited consolidated condensed interim financial statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	Comisión Nacional de Valores – Argentine Securities Commission
CPB	Central Piedra Buena S.A.
CPD	Own Distribution Costs
CTB	Central Térmica Barragán S.A. (Ex PEA)
CTEB	Central Térmica Ensenada de Barragán
CTGEBA	Central Térmica Genelba
Ecuador TLC	Ecuador TLC S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENARGAS	National Regulator of Gas
ENRE	National Regulatory Authority of Electricity
GEBATV02	Vapor Turbine 02
Greenwind	Greenwind S.A.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IASB	International Accounting Standards Board
IPC	Índice de Precios al Consumidor
IPIM	Índice de Precios Internos al por Mayor
MATER	Mercado a Término de Energía Renovable
MEGSA	Mercado Electrónico de Gas S.A.
MEM	Wholesale Electricity Market
MULC	Foreign Exchange Market
NIC	International Accounting Standards

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
NIIF	International Financial Reporting Standards
NYSE	New York Stock Exchange
OED	Organismo Encargado del Despacho
OCP	Oleductos de Crudo Pesados Ltd
Oldelval	Oleoductos del Valle S.A.
PACOGEN	Pampa Cogeneración S.A.
PACOSA	Pampa Comercializadora S.A.
PEB	Pampa Energía Bolivia S.A.
PEN	National Executive Branch
PEPE II	Parque Eólico Pampa Energía II
PEPE III	Parque Eólico Pampa Energía III
PHA	PHA S.A.U.
PISA	Pampa Inversiones S.A.
PP	Pampa Participaciones S.A.
Refinor	Refinería del Norte S.A.
RTI	Tariff Structure Review
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico
SACME	Centro de Movimiento de Energía S.A.
SADI	Argentine Interconnection System
SE	Secretary of Energy
SEC	Security and Exchange Comission
SEE	Secretary of Electrical Energy
SGE	Secretary of Energy Government
SRRyME	Electricity Market and Renewable Resources Secretariat
TGS	Transportadora de Gas del Sur S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
TV	Turbina a vapor
US$	U.S. dollar
WACC	Weighted Average Cost of Capital

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month periods ended September 30, 2020 presented in comparative format

(In millions of Argentine Pesos (“$”))

		Nine-month		Three-month
	Note	09.30.2020	09.30.2019	09.30.2020	09.30.2019

Revenue	8	119,493	110,198	47,705	44,606
Cost of sales	9	(87,675)	(77,931)	(33,549)	(31,061)
Gross profit		31,818	32,267	14,156	13,545

Selling expenses	10.1	(9,556)	(5,785)	(4,062)	(2,141)
Administrative expenses	10.2	(7,950)	(5,757)	(2,885)	(2,132)
Exploration expenses	10.3	(21)	(155)	(12)	(84)
Other operating income	10.4	4,163	3,932	1,706	1,398
Other operating expenses	10.4	(3,059)	(3,189)	(977)	(1,232)
Impairment of property, plant and equipment, intangible assets and inventories	6.1.1	(4,316)	-	-	-
Share of profit from associates and joint ventures	5.2.2	4,809	3,429	1,652	501
Agreement on the regularization of obligations		-	15,296	-	2,230
Operating income		15,888	40,038	9,578	12,085

Gain on monetary position, net	10.5	5,997	8,514	2,738	2,689
Finance income	10.5	545	925	238	164
Finance costs	10.5	(14,019)	(10,669)	(5,728)	(3,518)
Other financial results	10.5	1,764	1,966	1,331	1,428
Financial results, net		(5,713)	736	(1,421)	763
Profit before income tax		10,175	40,774	8,157	12,848
Income tax	10.6	(3,944)	(2,828)	(1,987)	(3,987)
Profit of the period		6,231	37,946	6,170	8,861

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Exchange differences on translation		37,306	40,795	13,162	30,293
Items that may be reclassified to profit or loss
Exchange differences on translation		(2,358)	(5,051)	(220)	(8,124)
Other comprehensive income of the period		34,948	35,744	12,942	22,169
Total comprehensive income of the period		41,179	73,690	19,112	31,030

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the nine and three-month periods ended September 30, 2020 presented in comparative format

(In millions of Argentine Pesos (“$”))

		Nine-month		Three-month
	Note	09.30.2020	09.30.2019	09.30.2020	09.30.2019
Total income (loss) of the period attributable to:
Owners of the company		7,156	31,863	6,161	8,159
Non - controlling interest		(925)	6,083	9	702
		6,231	37,946	6,170	8,861

Total comprehensive income of the period attributable to:
Owners of the company		35,532	61,273	16,511	27,527
Non - controlling interest		5,647	12,417	2,601	3,503
		41,179	73,690	19,112	31,030

Earnings per share attributable to the equity holders of the company during the period
Total basic and diluted earnings per share	13.2	4.51	17.41

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of September 30, 2020

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	09.30.2020	12.31.2019
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	256,828	210,056
Intangible assets	11.2	10,494	9,068
Right-of-use assets		1,092	930
Deferred tax assets	11.3	8,142	1,702
Investments in joint ventures and associates	5.2.2	41,801	30,638
Financial assets at amortized cost	12.1	7,624	1,048
Financial assets at fair value through profit and loss	12.2	853	671
Other assets		53	45
Trade and other receivables	12.3	4,497	4,711
Total non-current assets		331,384	258,869

CURRENT ASSETS
Inventories	11.4	10,244	9,175
Financial assets at amortized cost	12.1	2,759	3,224
Financial assets at fair value through profit and loss	12.2	11,170	21,867
Derivative financial instruments		-	214
Trade and other receivables	12.3	42,188	33,583
Cash and cash equivalents	12.4	24,625	13,496
Total current assets		90,986	81,559
Total assets		422,370	340,428

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of September 30, 2020

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	09.30.2020	12.31.2019
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,545	1,677
Share capital adjustment	13.1	9,829	9,826
Share premium	13.1	19,950	19,570
Treasury shares	13.1	51	71
Treasury shares adjustment	13.1	24	27
Treasury shares cost	13.1	(3,773)	(2,527)
Legal reserve		3,703	1,753
Voluntary reserve		62,973	17,727
Other reserves		(764)	(771)
Retained earnings		25,143	51,844
Other comprehensive income		26,057	15,668
Equity attributable to owners of the company		144,738	114,865
Non-controlling interest		34,033	29,397
Total equity		178,771	144,262

LIABILITIES
NON-CURRENT LIABILITIES
Investments in joint ventures and associates	5.2.2	184	265
Provisions	11.5	10,767	8,703
Income tax	12.7	8,776	590
Deferred revenue		1,487	270
Taxes payables		128	263
Deferred tax liabilities	11.3	26,751	22,068
Defined benefit plans		2,395	1,606
Salaries and social security payable		340	241
Borrowings	12.5	110,582	105,629
Trade and other payables	12.6	7,471	5,419
Total non-current liabilities		168,881	145,054

CURRENT LIABILITIES
Provisions	11.5	1,639	1,206
Deferred revenue		32	5
Income tax	12.7	1,405	3,154
Taxes payables		4,595	4,316
Defined benefit plans		243	230
Salaries and social security payable		3,714	3,834
Derivative financial instruments		22	204
Borrowings	12.5	20,612	10,974
Trade and other payables	12.6	42,456	27,189
Total current liabilities		74,718	51,112
Total liabilities		243,599	196,166
Total liabilities and equity		422,370	340,428

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the nine-month period ended September 30, 2020

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves (1)	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2018	1,874	9,826	18,499	25	134	(1,490)	904	7,355	(483)	(314)	15,193	51,523	16,160	67,683

Shareholders’ meeting 04.29.2019
- Constitution of legal and voluntary reserve	-	-	-	-	-	-	849	16,134	-	-	(16,983)	-	-	-
Stock compensation plans	1	-	1	-	-	14	-	-	19	-	-	35	-	35
Acquisition of own shares	(132)	-	-	132	-	(4,823)	-	-	(278)	-	-	(5,101)	(266)	(5,367)
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(57)	(57)
Profit for the nine-month period	-	-	-	-	-	-	-	-	-	-	31,863	31,863	6,083	37,946
Other comprehensive income for the nine-month period	-	-	-	-	-	-	-	-	-	9,554	19,856	29,410	6,334	35,744
Balance as of September 30, 2019	1,743	9,826	18,500	157	134	(6,299)	1,753	23,489	(742)	9,240	49,929	107,730	28,254	135,984
Shareholders’ Extraordinary meeting 10.01.2019
- Capital reduction	-	-	-	(152)	(105)	6,019	-	(5,762)	-	-	-	-	-	-
Stock compensation plans	-	-	1	-	(2)	-	-	-	4	-	-	3	-	3
Acquisition of own shares	(66)	-	1,069	66	-	(2,247)	-	-	(33)	-	-	(1,211)	(1,433)	(2,644)
Profit for the complementary three-month period	-	-	-	-	-	-	-	-	-	-	1,149	1,149	212	1,361
Other comprehensive income for the complementary three-month period	-	-	-	-	-	-	-	-	-	6,428	766	7,194	2,364	9,558
Balance as of December 31, 2019	1,677	9,826	19,570	71	27	(2,527)	1,753	17,727	(771)	15,668	51,844	114,865	29,397	144,262

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UNAUDITED CONSOLIDATED CONDENSED

INTERIM STATEMENT OF CHANGES IN EQUITY (Continuation)

For the nine-month period ended September 30, 2020

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Defined benefit plans	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves (1)	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2019	1,677	9,826	19,570	71	27	(2,527)	1,753	17,727	(771)	15,668	51,844	114,865	29,397	144,262
Shareholders’ meeting 04.07.2020 and Shareholders’ Extraordinary meeting 05.11.2020
- Constitution of legal and voluntary reserve	-	-	-	-	-	-	1,950	49,894	-	-	(51,844)	-	-	-
- Capital reduction (Note 13.1)	-	-	-	(152)	-	4,800	-	(4,648)	-	-	-	-	-	-
Stock compensation plans (Note 13.1.1)	1	3	(12)	(1)	(3)	45	-	-	7	-	-	40	-	40
Acquisition of own shares (Note 13.1.1)	(133)	-	392	133	-	(6,091)	-	-	-	-	-	(5,699)	(492)	(6,191)
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(519)	(519)
Profit (loss) for the nine-month period	-	-	-	-	-	-	-	-	-	-	7,156	7,156	(925)	6,231
Other comprehensive income for the nine-month period	-	-	-	-	-	-	-	-	-	10,389	17,987	28,376	6,572	34,948
Balance as of September 30, 2020	1,545	9,829	19,950	51	24	(3,773)	3,703	62,973	(764)	26,057	25,143	144,738	34,033	178,771

(1)	It includes the result of operations with non-controlling interest that do not result in a loss of control and reserves for stock compensation plans.

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF CASH FLOWS

For the nine-month period ended September 30, 2020

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	09.30.2020	09.30.2019
Cash flows from operating activities:
Profit of the period		6,231	37,946
Adjustments to reconcile net profit to cash flows generated by operating activities:	14.1	27,615	(7,557)
Changes in operating assets and liabilities	14.2	4,606	(6,190)
Net cash generated by operating activities		38,452	24,199
Cash flows from investing activities:
Payment for property, plant and equipment		(13,795)	(21,111)
(Payment) collection for financial assets		(2,029)	3,465
Payments for capital integration in associates		(190)	(4,279)
Collections for sales of shares in companies and property, plant and equipment		45	960
Dividends received		189	3,250
Colletion from loans, net		375	183
Recovery (suscription) of investment funds, net		9,903	(9,388)
Net cash used in investing activities		(5,502)	(26,920)

Cash flows from financing activities:
Proceeds from borrowings		18,379	24,864
Payment of borrowings		(15,711)	(21,475)
Payment of borrowings interests		(10,297)	(5,140)
Payment for acquisition of own shares		(6,191)	(5,367)
Payments of dividends from subsidiaries to third parties		(586)	(57)
Repurchase and redemption of corporate bonds		(9,875)	(4,032)
Payments of leases		(365)	(136)
Net cash used in financing activities		(24,646)	(11,343)

Increase (Decrease) in cash and cash equivalents		8,304	(14,064)

Cash and cash equivalents at the begining of the year	12.4	13,496	9,097
Exchange difference generated by cash and cash equivalents		2,825	7,328
Increase (Decrease) in cash and cash equivalents		8,304	(14,064)
Cash and cash equivalents at the end of the period	12.4	24,625	2,361

The accompanying notes are an integral part of these unaudited condensed interim financial statements

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2020

presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company is a fully integrated power company in Argentina which directly and through its subsidiaries, participates in the electric energy and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 4,944 MW installed capacity, which represents approximately 12% of Argentina’s installed capacity, being one of the fourth largest independent generator in the country. Additionally, the Company is currently undergoing a process to expand its capacity by 295 MW.

In the distribution segment, the Company has a controlling interest in Edenor, the largest electricity distributor in Argentina, which has approximately 3.1 million customers and a concession area covering the Northern part of the City of Buenos Aires and Northwestern Greater Buenos Aires.

In the oil and gas segment, the Company is one of the leading oil and natural gas producers in Argentina, with operations in 13 production areas and 5 exploratory areas and a production level of 7 million m3/day of natural gas and 4.5 thousand barrels of oil equivalent per day for oil during the nine-month period ended September 30, 2020. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemical segment the operations are based in the Argentine Republic, where the Company operates three high-complexity plants that produce styrene, synthetic rubber and polystyrene, with a local market share between 80% and 100%.

Finally, through its holding and others segment, the Company participates in the electricity and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 21,020 km high-voltage electricity transmission network in Argentina with an 85% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,231 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires. Besides, the Company owns a 28.5% direct interest in Refinor, which has a refinery with an installed capacity of 25.8 kb of oil per day and 92 gas stations Additionally, the segment includes advisory services provided to related companies.

1.2 Impact of the Coronavirus outbreak on our Operations

The outbreak and spread of a virus known as "Coronavirus" (or COVID-19) by the end of 2019 has brought about several consequences globally. Among the most relevant impacts, a significant economic downturn was evidenced worldwide, the impacts and scopes of which are still unknown.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

On March 11, the World Health Organization declared COVID-19 a global pandemic. Given the magnitude of the spread of the virus, in March 2020 several governments around the world implemented drastic measures to contain it, including, but not limited to, the closure of borders and the mandatory lockdown of the population, halting non-essential economic activities and generating a pronounced global economic recession.

As from the month of May, several countries in Europe, Asia and Oceania started a gradual lockdown easing process; however, some areas experienced a new increase in infection levels, which led to the temporary reimplementation of some measures. For its part, the American continent maintains high infection rates.

In Argentina, the Federal Government decreed the nationwide social, preventive and mandatory lockdown effective from March 20 to March 31, allowing for the movement of persons exclusively in association with the provision of essential products and services. However, this term was repeatedly extended, although incorporating certain relaxation measures based on the epidemiological and health situation in the different areas of the country. In this respect, on July 18, the Federal Government formalized a scheme for the gradual resuming of commercial, industrial and social activities in the Buenos Aires Metropolitan Area (AMBA). Finally, on November 7, 2020, the Federal Government declared the social, preventive and mandatory distancing for the AMBA and all provincial districts meeting certain parameters associated with the health system’s capacity and the community spread of the virus.

These situations have adversely affected the energy industry in the country, as detailed below:

-	As regards the electric power generation segment, in the second and third quarters of 2020 the SADI’s demand for electricity decreased by 5.7 and 2.9% % compared to the same periods of 2019, respectively, mainly due the lower industrial and commercial activity resulting from the social lockdown, which was partially offset by an increase in residential consumption. Furthermore, the tariff freeze and the social lockdown have generated delays in the electricity distribution company’s payment chain, added to postponements in the National Treasury contributions, as a result of which CAMMESA has recorded a growing delay in payment terms to generation and hydrocarbon producers, reaching a maximum of 45 days. Additionally, the SE instructed CAMMESA to suspend the automatic adjustment mechanism for the spot remuneration set by SE Resolution No. 31/20. These measures directly affect the power generation’s segment economic and financial situation, and, if they continue deteriorating, they may compromise the sector’s liquidity and creditworthiness, hampering the proper maintenance of assets and placing the availability of power facilities at stake.
-	As regards the gas sector, in the second and third quarters of 2020 gas production recorded a 9.0% and 10.2% year-on-year decrease, respectively, due to the restraining effects of the social, preventive and mandatory lockdown, combined with a higher efficiency of power generation facilities as a result of the renewable and thermal energy installed over the last three years. According to estimates, the price of gas at wellhead in the second and third quarters amounted to US$2.2 and US$2.4 per MMBTU, respectively, experiencing an approximate 35% year-on-year decrease. This decrease in mainly due to the lower prices tendered at CAMMESA’s monthly auctions, the lower industrial activity and the diluting effect of inflation on the price of gas sold to distributors.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

-	The economic recession caused by the spread of COVID-19, the significant decline in the demand for fuels and the disagreement between producers that are members of the Organization of Oil Exporting Countries (“OPEC”) and non-OPEC (“OPEC+”) members resulted in a supply and storage crisis of such magnitude that the oil market was greatly impacted. The WTI showed a record drop, reaching - 37.63 US$/bbl, whereas the Brent price fell below 20 US$/bbl. After the cutbacks on supply implemented by the OPEC and the OPEC+ and the gradual easing of lockdown measures attempted by several countries, a recovery trend was evidenced in the listings of crude oil and its derivatives, with the Brent crude oil showing a sustained quotation above 40 US$/bbl as from mid-June. Even though domestic oil prices use international values as a benchmark, they have experienced a strong decline as a result of the collapse in demand. In this sense, on May 18, 2020, the National Government set a support price of 45 US$/barrel for the domestic production (see Note 2.3.2).
-	As regards the petrochemicals segment, there has been a significant decrease in the demand for certain products sold by the Company, such as styrene and octane bases and, to a lesser extent, polystyrene. As a result of these declines, the styrene and reforming plants halted production for 40 and 60 days, respectively, between May and June, whereas the polystyrene plant stopped production for 30 days in June. Furthermore, the production of rubber had to be suspended in the months of April and May as it was not considered an essential activity and in line with the shutdown of its main domestic customers. Sold volumes experienced a substantial recovery in the third quarter of 2020 as a result of the industrial activity recovery.
-	As regards electricity distributors, during the second quarter of 2020, a drop in demand during the firsts months after the pandemic was declareted locally, mainly as a result of the slump in non-essential commercial and industrial activities, which was parcially offset by an increase in residential consumption. Furthermore, the lockdown has impacted physical collection agencies and the consumers’ income, and a considerable increase in delinquency indexes has been evidenced. However, with the gradual opening of financial institutions and collection agencies, the collectability rate has increased substantially. On March 25, 2020, DNU No. 311/20 was passed, which suspends disconnections of electricity and other services for the period comprised between April 24, 2020 and December 31, 2020 (later postponed for 180 calendar days pursuant to DNU No. 543/20) in case of default or non-payment as from March 1, 2020 for certain users in a socially vulnerable situation. Given the need for investments to maintain service quality levels and the inflationary context, Edenor was forced to make partial payments for the energy acquired in the MEM to CAMMESA as from maturities taking place in March 2020, which obligations have been partially regularized.

The Company’s management is monitoring the situation and adopting measures aiming to safeguard its staff's health integrity, maintain operations and preserve its financial position. These actions include, among others, the implementation of a remote working scheme for all positions allowing it, the reinforcement of preventive protocols in the assets where the presence of staff is essential to guarantee the proper and timely performance of operation and maintenance tasks, and the search for financing opportunities under reasonable market conditions. Currently, and in line with recent social distancing measures in AMBA, the Company is planning a gradual and safe return program for certain remote positions effective as from November 16, 2020 after refurbishing the building to meet the defined distancing standards (hygiene, temperature monitoring, ventilation, etc.)

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

As regards consolidated condensed interim financial statements as of September 30, 2020, the main impacts caused by the previously described circumstances are outlined below:

- Assessment of the recoverable value of Property, plant and equipment: The decrease in prices and the industry’s demand constitutes an impairment indicator under IAS 36 and, therefore, the corresponding recoverable amount tests have been performed. See details in Note 6.1.1.

- Impairment of inventory: The fall in reference prices, mainly in petrochemicals, has generated the posting of an allowance for impairment of inventory for $ 706 million, as March 31, 2020. See Notes 6.1.1 and 11.4.

As of September 30, 2020, no additional indications have been identified which may impact the assumptions taken into consideration in the above-mentioned recoverability assessments.

The full scope of the COVID-19 outbreak and its impact in the economy of the country is still unknown and impossible to predict in a reasonable manner. However, even though significant adverse effects have resulted and are expected to continue in the short term, it is anticipated that they will not affect the Company’s business continuity. Given its current financial soundness, the Company estimates that it will be able to continue meeting its financial commitments over the next twelve months.

However, it is impossible to foresee how measures will continue evolving and their impact on the economy in general and the Company in particular, as well as to which extent the Company’s business and the results of its operations will be affected in the future.

NOTE 2: REGULATORY FRAMEWORK

2.1 Generation

2.1.1 New Remuneration scheme at the Spot market

On February 27, 2020, SE Resolution No. 31/20 was published in the Official Gazette, superseding the remuneration scheme established by SRRYME Resolution No. 1/19.

The new scheme reduces prices of the remuneration for available power capacity, and furthermore transfers the remuneration prices to Argentine pesos by applying a 60 $/U$S exchange rate. However, it establishes that prices will be monthly updated through a factor contemplating a 60% adjustment by IPC and a 40% adjustment by IPIM. However, subsequently, through Note No. 2020-24910606-APN-SE#MDP of April 8, 2020, the SE instructed CAMMESA to postpone until further decision the application of the aforementioned automatic adjustment mechanism.

Furthermore, it establishes an additional remuneration for the power generated in those hours of maximum thermal requirement of the month. In the case of thermal generators, the average generated power will be considered, and in the case of hydroelectric generators, the average operated power will be considered.

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Finally, it maintains prices of the remuneration for generated and operated energy.

Resolution SE No. 31/20 amendments with an impact on the Company's remuneration scheme are detailed below:

2.1.1.1 Remuneration for Available Power Capacity

a) Thermal Power Generation

The Resolution maintains in effect a remuneration made up of a minimum or base power capacity payment for generators with no availability commitments, and another for offered guaranteed power capacity.

Prices of 360 thousand and 270 thousand $/MW-month were established as remuneration for guaranteed power capacity for the summer-winter and autumn-spring periods, respectively, implying a 14% and 18% decreases for the summer-winter and autumn-spring periods, respectively for enabled generators, except for Internal Combustion Engines with capacity less than or equal to 42 MW, for which prices were established at 420 thousand and 330 thousand $/MW-month for the summer-winter and autumn-spring periods, respectively.

On the other hand, it establishes an additional remuneration for power generated in the hours of maximum thermal requirement of the month (hmrt), which corresponds to the 50 hours with the largest dispatch of thermal generation of each month divided into two blocks of 25 hours each, with prices of 45 thousand and 22.5 thousand $/MW-hmrt for the first and second block, respectively for the summer-winter periods and 7.5 thousand $/MW-hmrt only for the first block for the autumn-spring periods.

Like SRRYME Resolution No. 1/19, Resolution SE No. 31/20, applies a coefficient derived from the unit’s average utilization factor during the last twelve months to the power capacity remuneration. Although it maintains the formula Resolution SRRYME 1/19 scheme, in case if the usage factor is lower than 30%, it establishes a 60% of the power capacity payment will be collected, except for Internal Combustion Engines with capacity less than or equal to 42 MW, that will collect 70% of the power capacity payment.

b) Hydroelectric Generation

Power capacity availability is determined independently of the reservoir level, the contributions made, or the expenses incurred. Furthermore, in the case of pumping hydroelectric power plants, the operation as turbine and pump at all hours within the period is considered to calculate availability.

The base remuneration is determined by the actual power capacity plus that under programmed and/or agreed maintenance, with prices ranging from 132,000 to 297,000 $/MW-month, depending on the scale and type of power plant, that considering the elimination of the additional remuneration set by SRRYME Resolution No. 1/19, implied a 45% and 12% decrease for conventional and pumping hydroelectric power plants, respectively. It should be noted that, in order to mitigate the incidence of plants’ programmed maintenance, and as a signal for their optimization, a 1.05 factor will be applied to power capacity prices.

In case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor will be applied to the plant at the headwaters.

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

On the other hand, it establishes an additional remuneration for power operated in the hours of maximum thermal requirement of the month, with a price of 32.5 thousand $/MW-hmrt applying a 1.2 and 0.6 factor for the first and second 25 hmrt block, respectively, for the summer-winter periods and 0.2 factor only for the first 25 hmrt block for the autumn-spring periods.

c) Wind generation

No remuneration related to power capacity availability is set, establishing a single remuneration value for generated energy (see next item).

2.1.1.2 Remuneration for Generated and Operated Energy

It establishes a remuneration for Generated Energy with prices ranging between 240 and 420 $/MWh, depending on the type of fuel and a remuneration for Operated Energy applicable to the integration of hourly power capacities for the period, with an 84 $/MWh price for any type of fuel, thus maintaining prices established by SRRYME Resolution No. 1/19.

It should be noted that, in the event that the generation unit is dispatched outside the optimal dispatch, remuneration for generated energy will be set at 60% of the net installed power capacity, regardless of the energy delivered by the generation unit.

In the case of hydroelectric plants, prices for Energy Generated and Operated under Resolution SE No. 31/20 are remunerated at 210 $/MWh and 84 $/MWh, respectively, maintaining prices established by SRRYME Resolution No. 1/19. The remuneration for operated energy must correspond to the optimal dispatch of the system, however, the resolution does not indicate what the consequence would be otherwise.

In the case of hydroelectric pumping plants, both the energy generated and the one consumed for pumping, by the energy pumped, and the energy operated are considered. In addition, if it functions as a synchronous compensator, 60 $/MVAr will be recognized for the megavolt exchanged with the network when required and 84 $/MWh for the energy operated.

As regards energy generated from unconventional sources, Resolution SE No. 31/20 establishes a single remuneration value of 1,680 $/MWh, irrespective of the source used, maintaining the value established by SRRYME Resolution No. 1/19. Energy generated prior to the commissioning by the OED will be remunerated at 50% of the above-mentioned remuneration.

2.1.2 Extraordinary payment mechanism for Large Users

With regards to the impact of the mandatory lockdown mentioned in Note 1.2, through Note No. 2020-24708517-APN-SSEE#MDP, the SE approved an extraordinary payment mechanism for Large Users, that purchase electricity directly to CAMMESA, allowing to pay only a portion of the invoice for the supply at maturity, and to extend the payment of the balance for a period of 15 days to 6 months, depending on the drop in demand. No penalties or surcharges will be applied to such amounts. This mechanism will apply to maturities that occur from April 1, 2020 and up to 60 days after the removal of the mandatory lockdown.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.1.3 Seasonal Programming

The SE Resolution No. 70/20, issued on May 5, 2020, approved the seasonal programming for the May–October 2020 winter period. Seasonal prices remain unchanged until October 2020, with a power capacity reference price of $ 80,000/MW-month and an energy reference price for residential customers of $ 1,852/MWh (for the peak demand) effective as from February 2019, as well as energy reference prices effective for the 2019 winter period of $ 2,902 /MWh for the May, 1 - July 31, 2020 period and $ 3,042 /MWh for the August, 1 - October 31, 2020 period, in both cases for large users and $ 1,985 /MWh for the May, 1 - July 31, 2020 period and $ 2,122 /MWh for the August, 1 - October 31, 2020 period for the remaining non-residential users. The stabilized price set by SSEE Provision No. 75/18 for the extra high voltage power transmission and the retail-based main transmission price also remained unchanged.

SE Resolution No. 295/20, published on August 14, 2020, approved the final summer seasonal programming for the February - April 2020 period, keeping the reference price for power capacity and the stabilized price for energy in the MEM approved by SRRyME Resolution No. 14/19, as well as the values for the high-voltage and main distribution electricity transmission service set by SSEE Provision No. 75/18. It is worth highlighting that these values were maintained in the winter seasonal programming approved by SE Resolution No. 70/20.

2.1.4. Generation projects

As a result of the COVID-19 pandemic (see Note 1.2), through Note NO-2020-37458730-APN-SE#MDP the SE instructed the temporary suspension of terms for the execution of the contracts under the RenovAr Programs (Rounds 1, 1.5, 2 and 3), former SE Resolution No. 712/09, former MEyM Resolution No. 202/16 and former SEE Resolution No. 287/17, as well as for projects within the framework of former MEyM Resolution No. 281/17. The instruction applies to projects which had not been previously commissioned as from March 12, 2020 and until September 12, 2020, both dates inclusive. Consequently, the temporary suspension of notices of non-compliance with the scheduled work progress dates was instructed, both regarding the increase in the contract performance bond and the imposition of the stipulated penalties, as applicable, under all agreements entered into pursuant to such resolutions.

Furthermore, it ordered the temporary suspension of notices of breach upon failure to comply with the date scheduled for the commercial commissioning of projects with a dispatch priority under the terms of former MEyM Resolution No. 281/17, and of the collection of the amounts stipulated in the event of breach, in all cases keeping the timely granted dispatch priorities.

2.1.5. Relaxation of late interest and charges in the payment of the economic transaction

SE Resolution No. 148/20 extended until December 31, 2020 the 50% reduction in late payment surcharges to MEM agents pursuant to SRRyME Resolution No. 29/19, which maintained the provisions of Note NO-2018-26558746-APN-SSEE#MEM. This measure in no way affects the Extraordinary Payment Mechanism for Large Users detailed in Note 2.1.2.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2	Energy distribution

2.2.1        Edenor’s economic and financial situation

Edenor has registered negative working capital in the last fiscal year. This situation is mainly due to the suspension of the rate update from February 2019 to date, despite the constant increase in operating costs and investments necessary for the operation of the network and to maintain the quality of service, in a inflationary context and sustained recession in which the Argentine economy has been since mid-2018. Edenor has been significantly affected by the rate freeze, so its income corresponds to December 2018 values, despite having gone through the last twenty months with high levels of inflation and, we are faced with uncertainty as to when the cost update will finally be recognized. Additionally, this situation was aggravated by the recent effects of COVID-19, described in Note 1.2.

Additionally, the enactment, by the end of 2019, of Law No. 27,541 on Social Solidarity and Production Reactivation in the framework of the Economic Emergency, whereby the PEN was authorized to keep electricity rates under federal jurisdiction unchanged for one hundred and eighty days, the ENRE’s instruction directing edenor not to increase its electricity rates, and the issuance on June 19, 2020 of Executive Order No. 543 that extended said period for another one hundred and eighty calendar days, postponing the update of the electricity rate schedule, generate an impact directly on Edenor’s financial soundness.

Despite the previously described situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been significantly improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, Edenor, as previously mentioned, is analyzing different measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

It is in this regard that Edenor was forced to partially postpone payments to CAMMESA for energy purchased in the Wholesale Electricity Market (“MEM”) as from the maturities that have occurred since March 2020; payment obligations which, although Edenor has been partially regularizing, as of September 30, 2020 accumulate a principal balance of $ 20.1 million, plus interest and charges for $ 1.3 million.

Taking into consideration that the realization of the measures necessary to reverse the manifested negative trend depends on the occurrence of certain events that are not under Edenor’s control, the Board of Directors has raised substantial doubt about edenor’s ability to continue as a going concern, which may result in Edenor’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

2.2.2 Intervention of the Regulatory Authority

On March 16, 2020, by means of Executive Order No. 277/20, the PEN provided, within the framework of the public emergency and in accordance with the provisions of Law No. 27,541 on Social Solidarity and Production Reactivation, for the intervention of the ENRE until December 31, 2020.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2.3. Freeze on Electricity Rates

On June 19, 2020, DNU No. 543/2020 was issued, whereby the authority to keep the electricity rates under federal jurisdiction unchanged was extended for an additional term of 180 calendar days.

Nevertheless, at the date of issuance of these financial statements, Edenor has duly submitted to the ENRE the adjustment request of its Own Distribution Costs (CPD), pursuant to the provisions of Appendix XV of ENRE Resolution No. 63/2017 “Procedure for determining the electricity rate schedule”, in accordance with the following detail:

Period	Date of application	CPD Adjustment
Dec. 18 - Jun. 19	Aug. 19 (1)	19.05%
Jun. 19 - Dec. 19	Feb. 20	24.65%
Dec. 19 - Jun. 20	Aug. 20	12.97%

(1)   The CPD adjustment applicable in August 2019 was deferred until January 2020 by means of the Electricity Rate Schedule Maintenance Agreement.

The indicated CPD and the other concepts detailed in the “Electricity Rate Schedule Maintenance Agreement” entered into with the Federal Government on September 19, 2019, neither transferred to tariffs nor authorized to be collected by other means accumulate as of September 30, 2020 a total of approximately $ 15.6 millions, without considering interest.

As a consequence of the described situation, the Chamber of Deputies gave preliminary approval to the 2021 budget bill, which, in its section 87, provides for a system for the settlement of debts with CAMMESA and/or the MEM that Distribution Companies had accumulated as of September 30, 2020, whether on account of the consumption of energy, power, interest and/or penalties, in accordance with the conditions to be set out by the application authority, which may provide for credits equivalent to up to five times the monthly average bill or to sixty-six percent of the existing debt, whereas the remaining debt is to be paid in up to sixty monthly installments, with a grace period of up to six months, and at the rate in effect in the MEM, reduced by fifty percent. At the date of these condensed interim financial statements, its approval by the Senate is still pending.

2.2.4	Suspension of customer service in commercial offices:

On March 21, 2020, by means of Resolution No. 3/2020, the ENRE resolved to instruct distribution companies to: i) immediately suspend customer service, with the closure of all the commercial offices during the mandatory and preventive social isolation period; ii) implement an electronic system to deal with customer commercial proceedings/inquiries and claims; and iii) provide only for the movement of those human resources required for the continuity of the essential provision of the public service of electricity distribution in the technical and operational aspects of their respective areas.

Furthermore, by means of ENRE Note dated July 2, 2020, the ENRE reiterated its instruction as to only provide for the movement of those human resources required for the continuity of the essential provision of the public service of electricity distribution in the technical and operational aspects of the respective networks.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2.5	Prohibition against the interruption of service provision

On March 25, 2020 the PEN issued DNU No. 311/2020 and its subsequent regulation, as amended, prohibiting utility companies from shutting off services to certain customers (detailed therein) as from March 1, 2020, during the period between April 24, 2020 and December 31, 2020 (extended for 180 calendar days by DNU 543/2020). Additionally, the Order provides that the customers who have a prepaid system and do not pay for the recharges, will receive the service as normal and usual during that same period. The detailed aspects impact directly on Edenor’s operations, its economic and financial situation, and outlook as the necessary resources to deal with those situations have not been defined.

2.2.6	System of payment for the service

By means of Resolution No. 173/2020 (which regulates DNU 311/2020, as amended by DNU 756/2020), on April 18, 2020, the Ministry of Productive Development provided that the consumers benefitted from the prohibition against the interruption of the service due to non-payment of up to seven bills (universe of customers mentioned in the preceding paragraph), may pay their unpaid bills for the electricity distribution service in up to 30 monthly, equal and consecutive installments with an interest rate to be determined by the application authority, with the first installment maturing on September 30, 2020. This resolution applies only to a specific group of customers, which is deemed to be in a more vulnerable situation, detailed in the resolution, and whose scope at the date of issuance of these condensed interim financial statements is still pending definition by the application authority. Furthermore, the financing may be applied to the purchase of energy Edenor makes from the MEM associated with these consumptions.

2.2.7	Consumption estimate

In the framework of the mandatory and preventive social isolation provided for by the PEN and the provisions of ENRE Resolution No. 3/2020, on April 13, 2020, the Regulatory Authority authorized Edenor to apply the methodology for validating meter readings and consumption estimates (ENRE Resolution No. 209/2018), excluding the cases of remote readings and non-metered consumptions. Furthermore, the ENRE issued two instructions, one of them on April 30, 2020 and the other on May 5, 2020, in relation to the application of the aforementioned methodology, mainly with regard to the communication to be provided to customers, the mechanisms for challenging meter readings and the information about this process to be provided on a periodical basis to the Regulatory Authority. Subsequently, on May 6, 2020, the ENRE authorized Distribution Companies to perform meter reading activities for the electricity consumption of medium and large demand user categories, tariff 2 and 3.

In this regard, by means of Resolution No. 27/2020, the ENRE resolved that in the case of T1R (small-demand residential tariff) category users with no remote meter reading, the lowest consumption recorded over the last three years prior to the issuance of the bill for the same estimated period is to be applied until actual meter readings are available.

Furthermore, by means of Resolution No. 35/2020, the ENRE resolved that T2 (medium-demand), T3 (large-demand) and Wheeling system tariff category users subject to compliance with the mandatory lockdown, who have suffered a reduction of at least 50% in their demand for power, may either suspend payment or make partial payments on account of the contracted power under electricity supply contracts, until 70% of the demand is recovered, maintaining the obligation to pay the other charges.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Finally, on May 15, 2020, by means of note dated May 15, 2020, the ENRE instructed Edenor to begin to carry out reading tasks of T1 (small-demand tariff) users’ meters so that the billing reflects actual consumption.

In this regard, it was provided that if from the previous consumption estimate process a difference arises in favor of the user, it must be reimbursed by Edenor in the first bill with actual reading. Furthermore, if the difference is in favor of Edenor, the resulting amount will have to be paid in 6 equal and consecutive installments, which will be included in the bills to be issued with the consumption recorded as from September 1, 2020, which was extended to November 1, 2020.

Finally, by means of note dated October 26, 2020, the ENRE suspended the commencement of the payment of the installments of the amounts owed by T1 (small-demand tariff) users until new instructions are given in this regard.

All that which has been previously described impacts on Edenor’s economic and financial situation.

2.2.8	Penalties

At the date of issuance of these condensed interim financial statements, and despite the unilateral breach by the grantor of the concession of the Electricity Rate Schedule Maintenance Agreement signed with the Federal Government on September 19, 2019, Edenor has complied with the payment of the six penalty-related installments, whose payment had been deferred.

Furthermore, on June 3, 2020, by means of Resolution No. 42/2020, the ENRE approved the new methodology for crediting and distributing the penalties payable to all the active users, and the regulations of the methodology for crediting the penalties payable to disconnected users, as well as the manner in which distribution companies must produce that information and send it to the ENRE. As of September 30, 2020, the totality of the penalties payable to active users have been credited.

2.3 Oil and natural gas

2.3.1 Natural gas market

2.3.1.1 Public Tender for Gas Supply on a Binding Basis for Distribution Companies

The natural gas supply agreements executed with gas distribution companies under the MEGSA in the month of February, 2019 expired on March 31, 2020. However, some gas distribution companies informed the Company that, pursuant to the SE instruction issued through Note No. 2020-25148550-APN-SE#MDP, producers are obliged to extend supply agreements until June 2020.

As of the issuance of these consolidated condensed interim financial statements, the Company has not been served of any administrative notice by the enforcement authority; however, as from April 2020, it has decided to enter into short-term (monthly) or daily spot agreements with certain gas distribution companies.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Moreover, since April 2020 the Company has received letters from certain gas distribution utilities informing on the partial payment of invoices for gas purchase bills under the natural gas supply agreements terminated on March 31, 2020 alleging the social, preventive and mandatory lockdown set forth by Executive Order No. 297/20 and pursuant to Executive Order No. 311/20, which banned gas supply disconnections to certain users in case of delinquency. After conducting commercial proceedings, most distributors began to complete the above-mentioned partial payments, significantly decreasing their debts with the Company. For the remaining balances, courses of action will be evaluated, and a reservation of all rights under the supply agreements has been made. Finally, it is worth highlighting that the sale of natural gas to distributors represents on average less than 5% of the total sales of the oil and gas segment.

Moreover, ENARGAS Resolution No. 27/20, published in the Public Gazette on April 27, 2020, abrogated ENARGAS Resolution No. 72/19, which set up the methodology for passing the gas price on to tariffs, notwithstanding the possible various responsibilities or consequences that may arise from the applicable reviews of the Solidarity Law and Executive Order No. 278/20, which will be dealt with on a separate basis. In this sense, Executive Order No. 543/20 extended, for 180 days as from its expiration on June 23, 2020, the term provided for in the Solidarity Law whereby the PEN was empowered to freeze electricity and natural gas tariffs under federal jurisdiction, and to conduct the tariff review process.

Besides, in 2020 the Company has not collected any of the overdue installments for the $1,219 million receivable generated in the April 2018 - March 2019 period as a result of differences between the price stipulated in the gas sales agreements (billed in U.S. dollars) and the price of the input recognized in the gas distributors’ tariffs, which were taken on by the Federal Government pursuant to Executive Order No. 1,053/18 that provided for its payment in 30 monthly installments as from December 2019.

Act No. 26,122 provides that the Standing Bicameral Committee should rule on the validity or invalidity of an executive order and submit its report to the plenary session of each Chamber for its express treatment; emergency executive orders are deemed overturned if they are repealed by both Chambers.

On July 14, 2020, the Standing Bicameral Committee ruled on the invalidity of Executive Order No. 1,053/18 and submitted its report declaring the nullity of the executive order to both Chambers for its express treatment. On July 23, 2020, the report was approved by the Chamber of Senators; however, as of the date hereof the Chamber of Deputies has not given its final decision in this respect and, consequently, the executive order remains in force.

It is worth highlighting that, even if the executive order is actually repealed by both Chambers and, therefore, it is deemed abrogated, Section 24 of this law preserves the rights acquired by producers during its period of validity.

Despite the validity of the executive order and the repeated requests to the authorities by gas producers, the corresponding transfers to the overdue installments have not been verified, significantly affecting the recoverability of this receivable. Consequently, as of September 30, 2020, the Company has recorded impairment losses in the amount of $888 million (US$13 million).

It should be noted that the Company is evaluating the possibility to initiate the pertinent proceedings for the collection of the overdue installments.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.3.1.2 Acquisition of Natural Gas for Generation

Following the centralization of natural gas supply in CAMMESA effective since December 2019, this company launched successive tenders without a purchase commitment (the daily purchased volume depends on the thermal units’ dispatch).

On January 29, 2020, CAMMESA launched a tender for the purchase of the gas volumes required to meet the generation demand for the month of February 2020, but with a 30% DoP over the daily order. Since then, CAMMESA has replicated this methodology from March to October 2020 tenders. Pampa took part in these tenders. Prices obtained in the tenders launched by CAMMESA have shown a sustained downward trend, with respect to the prices of 2019.

2.3.2 Oil market

On May 18, 2020 Executive Order No. 488/20 was issued, which provides for a series of measures aiming to preserve crude oil’ exploration and production activities; its main provisions are outlined below:

-	It sets a billing price of 45 US$/bbl for the commercialization of Medanito-type crude oil in the domestic market, adjusted by quality for other types of crude oil and loading ports, effective from the executive order’s publication date to December 31, 2020.
-	It sets a price for the so-called “Criollo Barrel”, which will be quarterly reviewed and rendered ineffective if the Brent oil price exceeds 45 US$/bbl for 10 calendar days.
-	It forces producing and refining companies to keep activity levels similar to those recorded in 2019, although taking into consideration the current contraction in demand resulting from the COVID-19 pandemic, and also requires refining companies to acquire their whole crude oil demand from domestic producers.
-	It limits, while the support price remains in effect, access to the foreign exchange market by producing companies to purchase foreign assets and/or securities denominated in pesos for their further sale in foreign currency or custody transfer abroad.
-	It sets a 0% rate for crude oil export duties considering a base value lower than 45 US$/bbl. The rate will increase gradually as the international price increases until reaching 8%, the cap to be recognized when this price equals or exceeds 60 US$/bbl.

The effectiveness of the support price for the sale of crude oil in the domestic market, established by Executive Order No. 488/20, terminated on August 31, 2020, as the international Brent crude oil price exceeded US$45/bbl for the tenth consecutive day, the condition established by this Executive Order to render the support price ineffective.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

As regards the oil market, after the cutbacks on supply implemented by the OPEC and OPEC+ and the gradual easing of lockdown measures attempted by several countries, a recovery trend was evidenced in the listings of crude oil and its derivatives, with the Brent crude oil showing a sustained price above 40 US$/bbl as from mid-June, after reaching a minimum value below 20 US$/bbl in the month of April 2020.

Besides, the domestic demand for fuels has evidenced a moderate recovery after its unprecedented drop in the month of April, in line with the easing of restrictions on movement. However, this recovery, added to the high level of existing inventories, was insufficient for the existing crude oil supply level. In view of this scenario, Pampa made a series of export shipments of Escalante crude oil from the Termap terminal in Caleta Córdova, Province of Chubut, for a total of 183 thousand barrels, and of Medanito crude oil from the Oiltanking Ebytem terminal located at Puerto Rosales, Province of Buenos Aires, for a total of 94 thousand barrels, all of them to the United States as final destination.

Hydrocarbon exploration and exploitation levy

Executive Order No. 771/20 updates the value of the hydrocarbon exploration and exploitation levy payable on a yearly basis to the Federal Government or the Provincial Jurisdiction, as applicable, effective as from fiscal year 2021. It establishes an exploration levy for an amount in pesos equivalent to 0.46, 1.84 and 32.22 oil barrels per square kilometer for the first period, the second period and the term extension, respectively, as well as an exploitation levy for a maximum amount in pesos equivalent to 8.28 oil barrels per square kilometer or fraction.

NOTE 3: BASIS OF PREPARATION

The Argentine Securities and Exchange Commission (CNV), under Title IV: “Periodic Reporting System”- Chapter III: “Provisions applicable to the form of presentation and valuation of financial statements” - Section 1 of its Rules, has provided for the application of Technical Resolution No. 26 (TR 26) of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as amended, which adopts International Financing Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) for certain entities covered by the public offering regime set forth by Act No. 17811, whether on account of their capital stock or corporate bonds, or because they have requested an authorization to be covered by such regime.

These Condensed Interim Financial Statements for the nine-month period ended September 30, 2020 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in million pesos and were approved for their issuance by the Company’s Board of Directors on August 11, 2020.

Due to the mandatory lockdown provided by the national authorities (DNU No. 297/20, subsequently extended, and complementary regulations), the Company is unable to proceed with the transcription of these consolidated condensed interim financial statements to the corresponding legal books.

The information included in the consolidated condensed interim financial statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

24

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 3: (Continuation)

This condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss. These financial statements do not include all the information that would be required for complete annual financial statements and, therefore, they should be read together with the annual financial statements as of December 31, 2019, which have been prepared under IFRS.

These consolidated condensed interim financial statements for the nine-month period ended September 30, 2020 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for each period. The results for the nine-month period ended September 30, 2020, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2019 disclosed for comparative purposes arises from the consolidated financial statements as of that date and the figures for the nine and three-month periods ended September 30, 2019, with the exception of what is mentioned in Note 4.

Additionallly, certain non-significant reclassifications have been made to those financial statements´ figures to keep the consistency in the presentation with the figures of the current period.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these consolidated condensed interim financial statements are consistent with those used in the consolidated financial statements for the last fiscal year, which ended on December 31, 2019, except for the classification of commercial interest in the statement of comprehensive income, as the Company understands that the items corresponding to late payment surcharges in the cancellation of sales receivables and surcharges applied to Edenor’s customers on account of late payment or other penalties associated with the distribution of electricity provide relevant information on the business operations and operating flows rather than represent the Company’s financial performance and, therefore, they are disclosed under Other operating income. Management considers that this presentation better reflects the impacts of the operating cycle, allowing for a unified presentation together with other expenses already disclosed under operating expenses (including the impairment of receivables), mainly considering the context detailed in Note 1.2, which furthered the delay in payment terms to generators, hydrocarbon producers and electricity distributors, in the latter case also including the restriction of certain measures aiming to limit customers’ payment delays. In this sense, figures corresponding to commercial interest presented in comparative form have been reclassified from Financial income to Other operating income to maintain consistency with this period’s figures.

25

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.1	New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2020 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2020:

-	Conceptual Framework (issued in March 2018).
-	IFRS 3 “Business Combinations” (amended in October 2018).
-	IAS 1 “Presentation of Financial Statements” y NIC 8 “Accounting Policies, Changes in Accounting Estimates and erroes” (amended in October 2018).
-	IFRS 9 “Financial Instruments”, NIC 39 “Financial Instruments: Presentation” and IFRS 7 “Financial Instruments: Disclosures” (amended in September 2019).

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

NOTE 5: GROUP STRUCTURE

5.1 Business combinations

5.1.1 Mergers

a)	PAMPA – CPB

On March 9, 2020, the Company and CPB’s respective Board of Directors approved the merger through absorption process between the Company, as absorbing company, and CPB, as absorbed company, establishing January 1, 2020 as the actual merger date as from which all CPB’s rights and obligations, assets and liabilities were incorporated into the Company’s equity.

On May 11, 2020, the Company and CPB’s respective Extraordinary Shareholders’ Meetings approved the merger process, its registration with the Public Registry remaining pending.

b)	PAMPA – PACOGEN – PHA

On June 19, 2020, the Company, PACOGEN and PHA’s respective Boards of Directors approved the process for the merger through absorption between the Company, as absorbing company, and PACOGEN and PHA, as absorbed companies, establishing April 1, 2020 as the actual merger date, as from which all PACOGEN and PHA’s rights and obligations, assets and liabilities were incorporated into the Company’s equity. On August 7, 2020, the Company, PACOGEN and PH’s respective Meetings of Shareholders approved the merger process, its registration with the Public Registry still being pending.

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

As from such merger, the Company became simultaneously the beneficiary, remainder beneficiary and trustee under the CIESA Trust.

On March 24, 2020, the Trustee transferred to PHA all common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote issued by CIESA and held by the CIESA Trust, which as a whole represent 40% of CIESA’s capital stock and voting rights.

Until all expenses and taxes associated with the transfer of the Trust Estate have been canceled, the CIESA Trust will remain in effect and the Trustee will maintain such capacity. The Company will assume all payment obligations for the applicable taxes and expenses resulting from the transfer of the Trust Estate.

c)	PAMPA – PP – Transelec – other affiliates

On September 21, 2020, the respective Boards of Directors of the Company, PP, Transelec and other affiliates resolved to move forward with a process for the final merger through absorption between the Company, as absorbing company, and PP, Transelec and other affiliates, as absorbed companies, establishing October 1, 2020 as the actual merger date, date as from which the absorbed companies will be merged into the Company

27

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2 Interest in subsidiaries, associates and joint ventures

5.2.1 Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			09.30.2020	12.31.2019
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Corod	Venezuela	Oil	100.00%	100.00%
CPB (1)	Argentina	Generation	-	100.00%
CPB Energía S.A.	Argentina	Generation	100.00%	100.00%
EcuadorTLC	Ecuador	Oil	100.00%	100.00%
Edenor (2)(3)	Argentina	Distribution of energy	57.12%	56.32%
Enecor S.A.	Argentina	Transportation of electricity	69.99%	69.99%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
PACOSA	Argentina	Trader	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PACOGEN (1)	Argentina	Investment	-	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
Energía Operaciones ENOPSA S.A.	Ecuador	Oil	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PHA (1)	Argentina	Investment	-	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	100.00%	100.00%
Transelec	Argentina	Investment	100.00%	100.00%
Trenerec Energía Bolivia S.A. (4)	Bolivia	Investment	100.00%	100.00%
Trenerec S.A.	Ecuador	Investment	100.00%	100.00%

(1)	See Note 5.1.1.
(2)	Corresponds to effective interest considering treasury shares in Edenor’s effect (55.14% nominal interest).
(3)	As of September 30, 2020 the quotation of Edenor´s ordinary shares and ADR published on the BCBA and the NYSE was $ 22.75 and U$S 3.11 per share, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 11,372 million
(4)	In liquidation process

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2.2 Investments in associates and joint ventures

The following table presents the main activity and information from the financial statements used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period	Equity	Direct and indirect participation %
Associates
Refinor	Refinery	06.30.2020	92	(792)	3,930	28.50%
OCP (1)	Investment	09.30.2020	7,652	(593)	16,419	15.91%
TGS (2)(5)	Transport of gas	09.30.2020	756	6,166	62,985	2.093%

Joint ventures
CIESA (2)	Investment	09.30.2020	639	3,562	32,185	50%
Citelec (3)	Investment	09.30.2020	556	1,762	12,783	50%
Greenwind	Generation	09.30.2020	5	305	(562)	50%
CTB (4)	Generation	09.30.2020	8,558	4,933	22,648	50%

(1) The Company holds a 15.91% indirect interest through PEB.

(2) The Company holds a 2.093% directan and indirect interest in TGS and a 50% interest in CIESA, a company that holds a 51% interest in the share capital of TGS. therefore, the Company has an indirect participation of 25.50% in TGS

(3) Through a 50% interest, the company jointly controls Citelec, company that controls Transener with 52.65% of the shares and votes. As a result, the Company has an indirect participation of 26.33% in Transener.

(4) See Note 5.1.1.

(5) As of September 30, 2020 the quotation of TGS´s ordinary shares and ADR published on the BCBA and the NYSE was $ 116.6 and U$S 4.16 per share, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 25,561 million.

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The details of the balances of investments in associates and joint ventures is as follows:

	09.30.2020	12.31.2019
Disclosed in non-current assets
Associates
Refinor	1,453	1,188
OCP	1,669	1,974
TGS	1,935	1,293
Other	11	12
	5,068	4,467
Joint ventures
CIESA	19,017	14,088
Citelec	6,392	5,274
CTB	11,324	6,809
	36,733	26,171
	41,801	30,638
Disclosed in non-current liabilities
Joint ventures
Greenwind (1)	184	265
	184	265

(1)	It receives financial assistance from the partners.

The following tables show the breakdown of the result from investments in associates and joint ventures:

	09.30.2020	09.30.2019
Associates
Refinor	(164)	(88)
OCP	(306)	904
TGS	122	-
	(348)	816

Joint ventures
CIESA	1,694	1,862
CTB	2,467	(25)
Citelec	846	730
Greenwind	150	46
	5,157	2,613
	4,809	3,429

30

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	09.30.2020	09.30.2019
At the beginning of the year	30,373	15,180
Compensation	(298)	(692)
Dividends	(976)	(3,486)
Increases (1)	190	4,279
Share of profit	4,809	3,429
Exchange differences on translation	7,519	6,682
At the end of the period	41,617	25,392

(1)	TGS shares acquisition and capital contributions to CTB in 2020 and 2019, respectively.

5.2.2.1 Investment in CIESA/TGS

5.2.2.1.1 Impact of COVID-19 on TGS’s operations

As regards COVID-19 and the Government measures to contain its spread, TGS has mainly identified the following impacts: (i) delays in collections associated with the natural gas transportation business, where, although a recent improvement has been experienced, it cannot be guaranteed that this situation will be maintained over time, due to the suspension of public utility disconnections for non-payment and the implementation of several measures aiming to sustain the income of the most impacted economic sectors; and (ii) a scenario of high volatility in benchmark international prices for the liquid fuels produced and sold by TGS.

TGS has assessed that the above-mentioned factors constitute an impairment indicator under IAS 36; therefore, recoverable amount tests have been performed as of March 31, 2020 on the assets included in Property, property, plant and equipment, and no need for impairment has been identified. As of September 30, 2020, no new factors have been identified adversely affecting the underlying assumptions in the recoverable amount of the assets recognized under Property, plant and equipment against the last assessment performed on March 31, 2020.

5.2.2.1.2 TGS’s Acquisition of own shares programme

On March 6, 2020, TGS’ Board of Directors approved a sixth TGS share repurchase program for a $ 2,500 million maximum amount to invest.

Later on, on August 21, 2020, TGS’s Board of Directors approved a new Share Buyback Program for a maximum investment amount of $3,000 million (values effective as of its creation date), which will be effective until March 22, 2021.

As of September 30, 2020, TGS holds 38.9 million own treasury shares, which represent 4.89% of its total capital stock.

5.2.2.1.3 Acquisition of TGS’s ADRs by the Company

During the nine-month period ended September 30, 2020, the Company acquired a total of 635,380 TGS’s ADRs at an acquisition cost of U$S 4.7 per ADR.

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2.2.2 Investment in Citelec

5.2.2.2.1 Acquisition of Transener’s CBs by the Company

During the nine-month period 2020, the Company acquired a total nominal value of U$S 1.2 million of Transener’s CBs Series II 2021.

5.2.2.3 Investment in OCP

On January 16, 2020, Oleoducto de Crudos Pesados Ecuador S.A. (in advance “OCP S.A.” a subsidiary of OCP Ltd) received a notice of arbitration from a client with whom it had a transport contract called ISTA. The notification alleges the existence of a dispute regarding the declaration of certain events provided for in the contract and the rights and obligations arising from them. OCP S.A. answered the notification on March 9, 2020 before the arbitration tribunal selected to this purpose. Likewise, OCP S.A. initiated a counterclaim for considering the carrier's claims invalid, as it was motivated in the breach of their own contracts in Ecuador. OCP S.A. received a response to the counterclaim on April 22, 2020, which is being analyzed. As of the issuance of these consolidated condensed interim financial statements, there are no further advances to be reported Lastly, it is estimated that this proceeding will not have a significant impact on the Company’s financial position.

On April 7, 2020, a Force Majeure event occurred, consisting of the sinking and landslide in the San Rafael sector, on the border of the provinces of Sucumbíos and Napo, Ecuador, which caused the rupture of the “Oleoducto de Crudos Pesados” pipeline, on April 8, 2020, at KP 93 + 469. This event also affected the “SOTE” Trans-Ecuadorian Pipeline System and the Shushufindi-Quito Pipeline. On May 7, 2020, OCP S.A. restarted operations and resumed the provision of the crude oil transportation service after completing the construction of a variant that allowed the restoration of the crude oil pipeline system. Furthermore, upon the occurrence of the Force Majeure event, several organizations and natural persons filed a constitutional complaint against OCP S.A., the Ministry of Energy, the Ministry of the Environment and Water, Petroecuador and the Ministry of Health alleging the infringement of several constitutional rights. As of the issuance of these Condensed Interim Financial Statements, the safeguard action has been disallowed; however, the plaintiffs may file an appeal to a higher instance. It is worth highlighting that OCP S.A. is in compliance with and about to complete the remediation plan submitted by the competent body.

The Company considered that the decrease in revenues and the increase in costs resulting from the Force Majeure event described in the previous paragraph, added to the impact of the decrease in the volume of transported crude oil resulting from the closure of borders as a measure to contain the spread of COVID-19 in Ecuador, constitute an impairment indicator under IAS 36 and, therefore, recoverable amount tests for its investment in OCP Ltd. have been performed as of September 30, 2020. In order to assess its interest in OCP Ltd., the Company has calculated the present value of the future cash flows it expects to obtain from the collection of dividends taking into consideration the concession term, which extends until 2023, and a 15.1% discount rate, generating the recognition of a US$3 million impairment loss as of June 30, 2020. As of September 30, 2020, no additional indicators have been identified which may impact the assumptions taken into consideration in the above-mentioned recoverability assessment.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2.2.3 Investment in CTB

5.2.2.3.1. Application to enter the public offering system

On July 23, 2020, CTB’s Extraordinary General Shareholders’ Meeting resolved to approve CTB’s application to the CNV to enter the public offering system for the offering of corporate bonds, the creation of a global program of simple corporate bonds non-convertible into shares for up to US$200 million or its equivalent in other currencies or units of value, and the issuance of corporate bonds under such program up to its maximum amount, at any time, to be issued in one or more classes and/or series, which authorization was granted by the CNV on September 24, 2020.

5.2.2.3.2 Redemption of VRDs of the Enarsa-Barragán Financial Trust

On October 16, 2020, as approved by its Board of Directors on October 2, 2020, CTB, acting in its capacity as trustor under the Enarsa-Barragán Financial Trust Agreement entered into among CTB, BICE Fideicomisos S.A., in its capacity as trustee (the “Trustee”) and CAMMESA, in its capacity as assigned debtor, made a partial early redemption of the VRDs issued under the Enarsa-Barragán Financial Trust for a total amount of US$130 million, to be applied to the payment of the amortization installments and deferred interest, also paying the interest accrued as of the redemption date plus accessory expenses. Besides, as a result of the VRDs redemption, CTB and the holders of 100% of the outstanding VRDs agreed on a modification to the VRDs payment schedule. In this respect, CTB has requested the Trustee to cancel the redeemed VRDs and to perform all necessary acts and enter into all applicable agreements to make the necessary modifications to the applicable documents.

In order to implement the above-mentioned redemption, on October 15, 2020 CTB and the Lenders entered into an amendment to the terms of the Syndicated Loan Agreement so that the Lenders may allow for the application of the Company’s funds to the early partial redemption of the VRDs without observing the pari passu principle stipulated in such agreement and in the Inter-Creditor Agreement. Additionally, the Company provided a contingent guarantee in favor of the Lenders of the Syndicated Loan Agreement in consideration of the granting of the above-mentioned modifications.

As of the issuance hereof, total outstanding VRDs (amortization installments plus deferred interest, as these terms are defined in the Trust Agreement) amount to US$223.7 million, and, after the above-mentioned redemption and its later cancellation, which is still pending, will amount to US$93.7 million.

5.3	Interests in oil and gas blocks

Chirete

On account of the discovery of commercially exploitable oil, on April 26, 2019 a hydrocarbon exploitation concession for “Los Blancos” block, corresponding to the exploration license for the Chirete area, was requested for a 95 square kilometer area.

On October 13, 2020, the Province of Salta issued Executive Order No. 662/20 granting an exploitation concession over Los Blancos block to the companies “Pampa Energía” and “High Luck Group Limited” for a term of 25 years as from its publication date.

33

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

In turn, the Executive Order establishes an Investment Plan in this lot for a total amount of US$57 million for the 2020-2024 period. Additionally, this Executive Order provides for the relinquishment of the remaining area of the Chirete block, which totals 801 square kilometers.

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these unaudited consolidated condensed interim financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Mentioned estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these unaudited condensed interim financial statements.

In the preparation of these unaudited condensed interim financial statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Financial Statements for the year ended December 31, 2019, except for the following information:

6.1.1 Impairment of non-financial assets

The Company regularly monitors the existence of events or changes in circumstances which may indicate that its non-financial assets’ book value may not be recoverable.

As described in Note 1.2, the measures implemented by Governments worldwide and specifically in Argentina to contain the spread of COVID-19 have generated several consequences in economic activities and business both globally and domestically.

In the Generation segment, revenues from the energy sold in the spot market have been adversely affected by the implementation of SE Resolution No. 31/20, which, effective as from February 1, 2020, provided for the pesification of the whole remuneration scheme, with monthly updates in line with the evolution of inflation, and the reduction of availability power capacity payments. Furthermore, the profitability of this market is expected to deteriorate even further on account of the suspension of the automatic price inflation adjustment mechanism (Note NO-2020-24910606-APN-SE#MDP issued on April 8, 2020), added to increasing delays in CAMMESA collections, which have been affected since last year due to delays in payments by electricity distribution companies and fiscal restrictions, and which aggravated by the social lockdown.

However, it is worth highlighting that the most significant portion of revenues in the Generation segment derives from energy remunerated under a differential scheme (that is, supply agreements with large users in the MATER, Energía Plus or supply agreements entered into with CAMMESA), which have not been affected by the previously mentioned regulations.

34

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

Furthermore, in the Distribution segment, Edenor’s tariff freeze since March 2019, added to the constant increase in operating costs to provide adequate service levels, was aggravated by the effect of the social, mandatory and preventive lockdown, which resulted in: (i) an increase in customers’ delinquency rates, mainly on account of the suspension of due dates and the delivery of free electricity to certain customer segments; (ii) the decrease in domestic demand during the first months following the declaration of the pandemic as a result of the slump in non-essential commercial and industrial activities, which was offset by an increase in residential consumption; (iii) the interruption of the chain of payments; and (iv) the energy theft levels.

Additionally, in the Oil and Gas segment, even though gas prices have experienced a sustained reduction since August 2018, the demand for gas has been affected by the COVID-19 to a lesser extent than that for oil, a sector that has experienced a collapse in the sold volumes as a result of the sharp drop in the demand for refined products and the exhaustion of the storage capacity. Additionally, international prices have experienced a steep decline, affecting the profitability of the sector and its reserves replenishment. However, the Federal Government has implemented a support price for domestic production which is higher than the international benchmark (See Note 2.3.2.)

As regards outlooks for the gas market, a product which represents approximately 90% of our hydrocarbon production, the social, mandatory and preventive lockdown has caused a decrease in the SADI’s electricity generation, which has resulted in a lower thermal dispatch and, consequently, lower gas consumptions by CAMMESA, added to the decrease in the non-essential industrial demand, which exacerbated the excess supply in the summer months and led to lower tendered gas prices and decreases in the domestic gas production.

Even though it is expected that the prices may continue to be depressed throughout 2020, the Argentine energy matrix is highly dependent on gas consumption and, despite the drop in domestic demand, the country will continue buying gas from Bolivia and imported LNG. Therefore, a significant price recovery is expected, at least as from 2021, as a necessary incentive for the reversal of the decrease in the domestic supply as a result of the reduction in investments, allowing to reach a break-even price in the medium and long term.

Finally, in the petrochemicals segment, there has been a considerable decrease in the demand for some of the main products produced and sold by the Company, such as styrene and octane bases, and the production and sale of rubber , during the months of April and May, was suspended as it was not considered an essential activity under the COVID-19 related measures adopted by the National Government, which affected the recoverability of inventories of several raw materials and stock for sale, thus recording an impairment of inventories for $ 706 million (US$ 11 million) as of March 31, 2020

Therefore, in view of the above-mentioned indications of impairment, the Company has updated, as of September 30, 2020, its estimates on the recoverable value of the CGUs making up the Generation, Distribution, and Oil and Gas segments as of December 31, 2019.

The methodology used in the estimation of the recoverable amount consisted of calculating the value in use of each CGU based on the present value of future net cash flows expected to be derived from the CGU, discounted with a rate reflecting the weighted average cost of the capital employed.

35

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

Cash flows were prepared based on estimates on the future behavior of certain variables that are sensitive in the determination of the value in use, including the following: (i) the reference prices for products; (ii) the nature, timing and modality of the electricity rate increases and/or the recognition of cost adjustments in Edenor; (iii) demand projections per type of product; (iv) costs evolution; and (v) investment needs in accordance with the service quality levels required by Edenor’s regulatory authority; (vi) macroeconomic variables such as inflation and exchange rates, etc.

6.1.1.1. Generation segment

As of September 30, 2020, the assessment of recoverability for the Güemes, Piedra Buena and Piquirenda power plants and the Pichi Picun Leufú and Nihuiles hydroelectric power plants making up the Generation segment, which revenues are fully generated in the spot market, resulted in the recognition of impairment losses for $ 3,610 million (US$ 56 million).

The projections used in the calculation of the recoverable value as of September 30, 2020 take into consideration several alternatives based on past experience on regulations set by the SE, weighed with reference to: i) the partial re-implementation and the frequency of application of the automatic inflation adjustment mechanism for the spot remuneration; ii) the extension of the financing term granted to CAMMESA and the later normalization to the levels observed in 2019; and iii) a 11.5% WACC rate before taxes.

The Company has conducted a sensitivity analysis of the segment’s recoverable amount regarding: i) discount rate: a 1% increase or decrease in the discount rate would involve a $ 537 million increase or decrease in impairment losses, respectively, and ii) price of energy in the spot market: a 2% increase or decrease in the price would involve a $ 585 million increase or decrease in impairment losses, respectively.

As of September 30, 2020, no additional indicators have been identified which may impact the assumptions taken into consideration in the recoverability assessments for the segment.

6.1.1.2 Distribution segment

Edenor has made its projections under the assumption that in the next few years it will obtain the delayed electricity rates updates to which it is entitled in accordance with the applicable regulations, using a Discount rate (WACC) in dollars of 11.41% and taking into account the following effects resulting from the situation mentioned in Note 1:

•	Decrease in demand of 15% for the months of April, May and June; 10% for the month of July, and 5% for the months of August, September and October 2020, compared to the average demand recorded in the last few months;

•	Decrease in collections of 40% for the months of April, May and June; 25% for the month of July, and 10% for the months of August, September and October 2020;

•	Reduction of 8% and 16% in operating expenses and capital expenditures, respectively.
36

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

However, given the complexity of the country’s macroeconomic scenario, exacerbated by the effects of the pandemic, Edenor’s Management is not in a position to ensure that the future performance of the assumptions used in making its projections will be in line with what it has estimated at the date of preparation of these condensed interim financial statements.

In order to consider the estimation risk included in the projections of the aforementioned variables, Edenor has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

i.	Scenario called Optimistic scenario: Edenor forecasts that the CPD increases will be transferred to tariffs as from January 2021. Furthermore, as from that date, the outstanding balances, net of the debt with the MEM generated in 2020 plus interest and updates, would begin to be recovered in 12 monthly installments. Additionally, from February 2021 the CPD adjustments related to each period would be transferred to tariffs. As from February 2022, a new RTI period would come into effect, which would imply a redefinition of revenues to face larger investments and an increase in the level of activity. Probability of occurrence assigned 5%.

ii.	Scenario called Intermediate scenario: Edenor forecasts that the CPD increases will be transferred to tariffs in January 2021, July 2021 and January 2022. Furthermore, in January 2021, the outstanding balances, net of the debt with the MEM generated in 2020 plus interest and updates, would begin to be recovered in 18 monthly installments (estimated average of installments – Note 2.c.3). Additionally, from February 2021 the CPD adjustments related to each period would be transferred to tariffs. Probability of occurrence assigned 70%.

iii.	Scenario called Pessimistic scenario: The RTI would be breached. Moreover, Edenor forecasts that 80% of the CPD increases will be transferred to tariffs in January 2022 and January 2023. Furthermore, in January 2022, 80% of the outstanding balances, net of the debt with the MEM generated in 2020 plus interest and updates, would begin to be recovered in 18 monthly installments (estimated average of installments – Note 2.c.3). As from February 2021, 80% of the CPD adjustments related to each period would be transferred to tariffs. Probability of occurrence assigned 25%.

Edenor has assigned to these three scenarios the previously described probability of occurrence percentages based mainly on experience and giving consideration to the current economic and financial situation.

As of March 31, 2020, the value of the assets of the Distribution segment does not exceed their recoverable value and as of September 30, 2020, there are no new indications that show the possible existence of impairment.

6.1.1.3 Oil & Gas segment

As of September 30, 2020, the book value of the Oil and Gas segment assets, including the goodwill assigned to the segment, does not exceed their recoverable value.

37

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

The projections used in the calculation of the recoverable amount as of September 30, 2020 take into consideration the following assumptions for gas: i) Year 2020: continuation of the downward trend shown in the gas prices and a 15% reduction in operating and maintenance costs and a 10% reduction in investments associated with the review of contracts and works with minimum staff to maintain social distancing until the end of the year; ii) Year 2021: strong price recovery (approximately 40%) necessary as an incentive for the reversal of the decrease in the domestic offer as a result of cutbacks in investments; iii) Year 2022 onwards: the break-even price is reached, in line with a prudent development of unconventional reserves in Vaca Muerta. In the case of oil, a gradual recovery from the current prices is expected, with a return to prices prior to COVID-19 being expected just as from 2024. The WACC discount rate is 13.4%.

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last year.

It should be noted that the Company operates in an economic context which main variables have recently suffered significant volatility as a result of political and economic events both domestically and internationally, as described in Note 1.2.

The impact of COVID-19, added to the special circumstances of the sovereign debt renegotiation being conducted since the end of 2019, had an impact in the international financial markets, which has also adversely affected the cost of access to financing, hedging activities, liquidity and access to capital for emerging markets in general, and particularly for Argentina. As regards access to domestic financing, an increase in liquidity in pesos has been experienced throughout the market, which has significantly reduced the cost of financing, especially in the very short term.

All these impacts may potentially affect the Company’s capacity to obtain financing for its operations in a timely manner, and under acceptable and efficient terms, costs and conditions in line with the Company’s business needs.

On April 30, 2020, the BCRA issued Communication “A” 7001, which introduced restrictions, in addition to those already in existence, to access the foreign exchange market (“MULC”) associated, among other factors, with transactions with stock market assets by companies.

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

Later on, the BCRA issued several Communications (including, but not limited to, Communications “A” 7030, 7042, 7052, 7068 and 7123) strengthening the current exchange restrictions and amending certain provisions of Communication “A” 7001, which provided, among other issues, as follows:

(i)	The filing of an affidavit to access the MULC without BCRA’s prior authorization (except for natural persons, who may purchase up to US$ 200 for saving purposes), certifying that all foreign-currency holdings in the country are deposited in accounts with financial institutions and that it did not have liquid foreign assets available at the beginning of the day where access to the MULC was requested for an amount equivalent to or higher than US$ 100,000. To such effects, the term “liquid foreign assets” will comprise, among others: holdings of foreign-currency notes and coins, availability of gold in the form of good delivery bars or coins, sight deposits in foreign financial entities and other investments allowing for the immediate availability of foreign currency (for example, investments in foreign public securities, funds in investment accounts deposited with investment managers located abroad, crypto assets, funds deposited in payment service providers’ accounts, etc.). On the other hand, the following will not be considered available liquid foreign assets: funds deposited abroad which may not be used by the customer for being reserve or guarantee funds created under foreign debt contracts, or funds kept as collateral for foreign transactions with derivatives;

(ii)	The filing of an additional affidavit to access the MULC if available liquid foreign assets exceed US$ 100,000 but are totally or partially made up of any of the situations provided for by the applicable legislation;

(iii)	If access to the MULC is requested, the commitment to enter and settle in the foreign exchange market, within five business days of its availability, the funds received from abroad originating from the collection of loans granted to third parties, the collection of a time deposit or the sale of any asset, in case the asset has been acquired, the deposit has been created or the loan has been granted after May 28, 2020;

(iv)	The filing of an affidavit on the settlement in foreign currency of securities and the transfer to foreign depository institutions for outflow transactions through the exchange market. In case access to the MULC has been requested, the restriction to perform security sales transactions to be settled in foreign currency or their transfer to depository institutions abroad was extended to 90 days before and 90 days after the time when access to the MULC is required;

(v)	Companies will have to request a prior authorization to access the MULC to make payments for the import of certain goods abroad or to cancel the principal of debts originating from the import of goods, with a few exceptions expressly provided for in the applicable legislation; and
39

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

(vi)	foreign currency proceeds resulting from the collection of product and service exports may be applied to (a) the payment of principal and interest of foreign financial debts having an average life not lower than a year, taking into consideration principal and interest services, or (b) the repatriation of direct investments by non-residents in companies that do not exercise control over local financial entities, inasmuch as it is made after the investment project’s termination and startup date, and at least 1 year after the capital contribution has entered the MULC. Additionally, BCRA’s prior authorization requirement to access the MULC will not apply to repatriations of direct investments by non-residents in companies that do not exercise control over domestic financial entities, insofar as the capital contribution has been entered and settled in the MULC as from October 2, 2020, and the repatriation takes place at least two years after entry. In line with this, as long as BCRA’s prior authorization obligation remains in effect, this requirement will not be enforceable provided the funds have been entered and settled in the MULC as from October 2, 2020 and the debt has an average life of no less than two years.

Besides, effective as from September 15, 2020, BCRA’s Board of Directors approved a series of additional measures through the issuance of Communications “A” 7106, 7133 and 7142. These communications provided, among other aspects, for the following:

(a)	Consumptions abroad using debit cards to be debited from domestic accounts denominated in pesos and foreign currency amounts acquired by natural persons in the MULC will be deducted from the US$200 quota established in subsection 3.8. of BCRA’s Foreign Exchange Regulations. If the acquired amount exceeds the US$200 quota for the following month or if the quota has been used for other purchases recorded in the month of September, the deduction will be transferred to the maximum quotas for the following months until completing the acquired amount;

(b)	Prohibition on the trading of securities by non-residents: non-residents were prohibited from selling in the country securities to be settled in foreign currency. This restriction was abrogated by Communication “A” 7142;

(c)	Transactions with securities made abroad may not be settled in pesos in the country, and only domestic transactions may be settled in pesos in the country; and

(d)	The BCRA provided that persons having principal maturities scheduled between October 15, 2020 and March 31, 2021 resulting from (i) foreign financial debts by the non-financial private sector taken on with a creditor that is not an affiliated counterpart of the debtor, (ii) foreign financial debts on account of the entities’ own transactions, or (iii) issuances of debt securities publicly registered in the country and denominated in foreign currency by customers of the private sector or the entities themselves should submit to the BCRA a detailed refinancing plan based on the following criteria: (1) the amount for which access to the MULC is requested will not exceed 40% of the amount of the principal due; and (2) the remaining principal must have been, at least, refinanced under a new foreign debt with an average life of 2 years. Later on, additional criteria were established to comply with the required refinancing scheme requirement so that the debtor may access the MULC to repay principal for an amount exceeding 40% of the mentioned principal amount under certain conditions and exceptions.
40

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

For the refinancing granted by the original creditor, the computation of new foreign financial debts granted by other creditors and settled through the MULC by the customer will be admissible. In the case of debt securities publicly registered in the country and denominated in foreign currency, the computation of new issuances meeting the conditions set forth in the applicable regulations will also be permitted. The obligation to submit a refinancing plan will not apply in the following cases: (i) debts with international organizations or their associated agencies or guaranteed by them, (ii) borrowings granted to the debtor by official credit agencies or guaranteed by them, and (iii) if the amount for which access to the MULC is requested for the cancellation of principal of this kind of borrowings does not exceed an amount equivalent to US$1,000,000 per calendar month.

In the case of access to the MULC for the early cancellation of principal and interest of foreign financial debts or debt securities publicly registered in the country and denominated in foreign currency, access to the MULC is allowed up to 30 calendar days before the maturity date when such early cancellation is made under a debt refinancing process meeting the previously described terms and all conditions set forth by the applicable regulations have been verified. Furthermore, access to the MULC before the maturity date will be allowed to cancel interest of foreign financial debts or debt securities publicly registered in the country and denominated in foreign currency if this early cancellation is made under a swap process for debt securities issued by the customer, provided all conditions required by the regulation have been verified.

This foreign exchange restrictions, or others which may be issued in the future, may affect the Company’s capacity to access the MULC to acquire the foreign currency necessary to meet its financial obligations.

The Company’s Management permanently monitors the evolution of situations affecting its business to determine possible steps to take and identify potential impacts on its assets and financial position. The Company’s financial statements should be read in the light of these circumstances.

It is worth highlighting that the Company currently has a strong level of liquidity, which allows it to properly face such volatility.

41

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: SEGMENT INFORMATION

The Company is an integrated energy company in Argentina, which mainly participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures and associates, and based on the business nature, customer portfolio and risks involved, the following business segments were identified:

Electricity Generation, mainly consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind, CTB, TMB, TJSM and through its own electricity generation activities through Central Térmica Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba, EcoEnergía, Pilar, I. White, the Pichi Picún Leufú hydroelectric complex and the wind power park Pampa Energía II and III.

Electricity Distribution, consisting of the Company’s indirect interest in Edenor.

Oil and Gas, mainly consisting of the Company’s own interests in oil and gas areas and through its direct interest in PACOSA and indirectly in OCP.

Petrochemicals, comprising the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentine plants.

Holding and Other Business, mainly consisting of financial investment transactions, holding activities, interests in the associate Refinor and in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively.

42

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 7: (Continuation)

	in millions of u$s							in million of pesos
Consolidated profit and loss information for the period of nine month ended September 30, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue	409	865	181	179	17	-	1,651	119,493
Intersegment revenue	-	-	45	-	-	(45)	-	-
Cost of sales	(181)	(726)	(185)	(161)	-	45	(1,208)	(87,675)
Gross profit	228	139	41	18	17	-	443	31,818

Selling expenses	(1)	(97)	(26)	(5)	-	-	(129)	(9,556)
Administrative expenses	(22)	(41)	(32)	(3)	(14)	-	(112)	(7,950)
Exploration expenses	-	-	-	-	-	-	-	(21)
Other operating income	25	20	6	2	5	-	58	4,163
Other operating expenses	(5)	(16)	(11)	(4)	(7)	-	(43)	(3,059)
Impairment of property, plant and equipment, intangible assets and inventories	(56)	-	-	(11)	-	-	(67)	(4,316)
Share of profit from associates and joint ventures	37	-	(4)	-	33	-	66	4,809
Operating income	206	5	(26)	(3)	34	-	216	15,888

Gain on net monetary position, net	-	79	-	-	-	-	79	5,997

Finance income	3	-	5	-	1	(1)	8	545
Finance costs	(42)	(71)	(82)	(2)	(2)	1	(198)	(14,019)
Other financial results	(1)	(21)	21	6	22	-	27	1,764
Financial results, net	(40)	(13)	(56)	4	21	-	(84)	(5,713)
Profit before income tax	166	(8)	(82)	1	55	-	132	10,175

Income tax	(41)	(15)	23	-	(16)	-	(49)	(3,944)
Profit for the period	125	(23)	(59)	1	39	-	83	6,231

Depreciation and amortization	69	62	83	1	-	-	215	15,037

43

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 7: (Continuation)

	in millions of u$s							in million of pesos
Consolidated profit and loss information for the period of nine month ended September 30, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) attributable to:
Owners of the company	127	(12)	(59)	1	39	-	96	7,156
Non - controlling interest	(2)	(11)	-	-	-	-	(13)	(925)

Consolidated statement of financial position as of September 30, 2020
Assets	1,587	1,550	1,073	103	1,334	(102)	5,545	422,370
Liabilities	618	1,133	1,256	118	174	(102)	3,197	243,599

Net book values of property, plant and equipment	1,090	1,666	564	18	33	-	3,371	256,828

Additional consolidated information as of September 30, 2020
Increases in property, plant and equipment, intangibles assets and right-of-use assets	52	95	34	1	1	-	183	13,001

44

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 7: (Continuation)

	in millions of u$s							in million of pesos
Consolidated profit and loss information for the period of nine month ended September 30, 2019	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue	631	1,117	135	240	14	-	2,137	110,198
Intersegment revenue	-	-	215	-	-	(215)	-	-
Cost of sales	(358)	(889)	(232)	(220)	-	215	(1,484)	(77,931)
Gross profit (loss)	273	228	118	20	14	-	653	32,267

Selling expenses	(2)	(87)	(7)	(6)	(2)	-	(104)	(5,785)
Administrative expenses	(22)	(44)	(32)	(3)	(17)	-	(118)	(5,757)
Exploration expenses	-	-	(4)	-	-	-	(4)	(155)
Other operating income	52	18	4	4	7	-	85	3,932
Other operating expenses	(8)	(32)	(8)	(7)	(8)	(1)	(64)	(3,189)
Share of profit (loss) from joint ventures and associates	(2)	-	21	-	43	-	62	3,429
Agreement on the regularization of obligations	-	266	-	-	-	-	266	15,296
Operating income (loss)	291	349	92	8	37	(1)	776	40,038

Gain on net monetary position	-	148	-	-	-	-	148	8,514
Finance income	1	1	15	-	5	-	22	925
Finance costs	(67)	(72)	(66)	(12)	(2)	-	(219)	(10,669)
Other financial results	80	(53)	47	7	(25)	-	56	1,966
Financial results, net	14	24	(4)	(5)	(22)	-	7	736
Profit (loss) before income tax	305	373	88	3	15	(1)	783	40,774

Income tax	(25)	(156)	(20)	(1)	209	-	7	(2,828)
Profit (loss) for the period	280	217	68	2	224	(1)	790	37,946

Depreciation and amortization	52	54	82	1	-	-	189	9,422

45

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 7: (Continuation)

	in millions of u$s							in million of pesos
Consolidated profit and loss information for the period of nine month ended September 30, 2019	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) attributable to:
Owners of the company	277	113	68	2	224	(1)	683	31,863
Non - controlling interest	3	104	-	-	-	-	107	6,083

Consolidated statement of financial position as of December 31,2019
Assets	1,472	1,480	1,261	136	1,527	(192)	5,684	340,428
Liabilities	1,226	1,792	465	122	(160)	(170)	3,275	196,166

Net book values of property, plant and equipment	1,152	1,691	612	18	34	-	3,507	210,056

Additional consolidated information as of September 30, 2019
Increases in property, plant and equipment	181	125	145	2	3	-	456	22,112

The accounting criteria used by the different subsidiaries for measuring the segments’ results, assets and liabilities are consistent with those used in the financial statements. Assets and liabilities are assigned based on the segment’s activity.

46

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 8: REVENUE

	09.30.2020	09.30.2019

Energy sales to the Spot Market	9,777	8,776
Energy sales by supply contracts	15,666	9,781
Fuel self-supply	2,520	9,880
Other sales	128	64
Generation sales subtotal	28,091	28,501

Energy sales	65,584	64,046
Right of use of poles	299	202
Connection and reconnection charges	38	60
Distribution of energy sales subtotal	65,921	64,308

Oil, gas and liquid sales	11,665	5,777
Other sales	577	270
Oil and gas sales subtotal	12,242	6,047

Technical assistance services and administartion sales	1,131	638
Other	19	13
Holding and others subtotal	1,150	651

Petrochemicals products	12,089	10,691
Petrochemicals sales subtotal	12,089	10,691
Total revenue	119,493	110,198

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 9: COST OF SALES

	09.30.2020	09.30.2019
Inventories at the beginning of the year	9,175	5,169

Plus: Charges for the period
Purchases of inventories, energy and gas	50,003	53,105
Salaries and social security charges	7,641	6,015
Benefits to employees	530	342
Accrual of defined benefit plans	486	253
Works contracts, fees and compensation for services	5,338	3,913
Depreciation of property, plant and equipment	13,248	8,148
Intangible assets amortization	320	249
Right-of-use assets amortization	80	73
Transport of energy	239	135
Transportation and freights	986	627
Consumption of materials	2,152	1,593
Penalties (1)	341	1,054
Maintenance	1,135	795
Canons and royalties	2,166	2,147
Environmental control	228	102
Rental and insurance	1,107	642
Surveillance and security	319	260
Taxes, rates and contributions	142	138
Other	208	157
Subtotal	86,669	79,748

Exchange differences on translation	2,075	1,669

Less: Inventories at the end of the period	(10,244)	(8,655)
Total cost of sales	87,675	77,931

(1) Includes $ 366.7 million, in the 2020 period, for penalty recoveries corresponding to technical service quality.

48

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 10: OTHER ITEMS OF THE STATEMENTO OF COMPREHENSIVE INCOME

10.1 SELLING EXPENSES

	09.30.2020	09.30.2019
Salaries and social security charges	998	834
Benefits to employees	16	24
Accrual of defined benefit plans	51	33
Fees and compensation for services	1,484	1,149
Compensation agreements	32	(46)
Depreciation of property, plant and equipment	524	375
Right-of-use assets amortization	39	19
Taxes, rates and contributions	1,401	885
Communications	306	250
Penalties	236	1,130
Net impairment losses on financial assets	3,841	769
Transport	553	214
Other	75	149
Total selling expenses	9,556	5,785

10.2 ADMINISTRATIVE EXPENSES

	09.30.2020	09.30.2019
Salaries and social security charges	3,089	2,119
Benefits to employees	224	188
Accrual of defined benefit plans	450	182
Fees and compensation for services	2,338	1,802
Compensation agreements	31	(46)
Directors' and Syndicates' fees	136	244
Depreciation of property, plant and equipment	691	492
Right-of-use assets amortization	135	66
Consumption of materials	123	101
Maintenance	75	68
Transport and per diem	31	68
Rental and insurance	233	189
Surveillance and security	48	74
Taxes, rates and contributions	153	92
Communications	70	54
Institutional advertising and promotion	23	53
Other	100	11
Total administrative expenses	7,950	5,757

49

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 10: (Continuation)

10.3 EXPLORATION EXPENSES

	09.30.2020	09.30.2019
Geological and geophysical expenses	21	151
Decrease in unproductive wells	-	4
Total exploration expenses	21	155

10.4 OTHER OPERATING INCOME AND EXPENSES

	Note	09.30.2020	09.30.2019
Other operating income
Recovery of doubtful accounts		-	12
Insurrance recovery		93	148
Commissions on municipal tax collections		149	87
Services to third parties		453	470
Profit for property, plant and equipment sale		6	26
Dividends received		69	47
Reversal of contingencies		263	49
Contractual penalty	15	1,295	-
Commercial interests		2,467	2,734
Other		(632)	359
Total other operating income		4,163	3,932

Other operating expenses
Provision for contingencies		(666)	(1,194)
Decrease in property, plant and equipment		(152)	(47)
Allowance for tax credits		(34)	(81)
Tax on bank transactions		(1,115)	(1,084)
Cost for services provided to third parties		(71)	(78)
Donations and contributions		(149)	(61)
Institutional promotion		(119)	(100)
Other		(753)	(544)
Total other operating expenses		(3,059)	(3,189)

50

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 10: (Continuation)

10.5 FINANCIAL RESULTS

	09.30.2020	09.30.2019
Gain on monetary position, net	5,997	8,514
Finance income
Financial interest	96	436
Other interest	449	489
Total finance income	545	925

Finance cost
Commercial interest	(3,222)	(2,625)
Fiscal interest	(247)	(188)
Financial interest (1)	(10,072)	(7,060)
Other interest	(135)	(644)
Other financial expenses	(343)	(152)
Total financial expenses	(14,019)	(10,669)

Other financial results
Foreign currency exchange difference, net	(1,292)	(3,667)
Changes in the fair value of financial instruments	427	1,550
Gains (losses) from present value measurement	(203)	2,671
Other financial results of RDSA	16	-
Results for the repurchase of corporate bonds	2,794	1,399
Other financial results	22	13
Total other financial results	1,764	1,966

Total financial results, net	(5,713)	736

(1) Net of $ 633 million and $ 531 million capitalized in property, plant and equipment for the nine-month periods ended September 30, 2020 and 2019, respectively.

51

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 10: (Continuation)

10.6 INCOME TAX AND MINIMUM NOTIONAL INCOME TAX

The breakdown of income tax charge is:

	09.30.2020	09.30.2019
Current tax	2,799	4,573
Deferred tax	1,139	(3,234)
Difference in the estimate of previous fiscal year income tax and the income tax statement	6	78
Optional tax revaluation	-	1,411
Total loss income tax	3,944	2,828

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	09.30.2020	09.30.2019
Profit before income tax	10,175	40,774
Current tax rate	30%	30%
Result at the tax rate	3,053	12,232
Share of profit of associates and joint ventures	(1,446)	(684)
Non-taxable results	(306)	(1,876)
Effects of exchange differences and traslation effect of property, plant and equipment and intangible assets, net	4,110	3,189
Adjustment of valuation of property, plant and equipment and intangible assets	(6,935)	(4,881)
(Loss) gain on monetary position, net	847	527
Effect of tax rate change in deferred tax	(328)	2,619
Adjustment effect for tax inflation	5,189	406
Payment of optional tax revaluation	-	1,411
Special tax, revaluation of property, plant and equipment	-	(7,070)
Difference in the estimate of previous fiscal year income tax and the income tax statement	(344)	(3,141)
Other	104	96
Total loss income tax	3,944	2,828

52

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 10: (Continuation)

Income tax assessment

As of September 30, 2020, the cumulative variation in the IPC has exceeded the 15% condition set for the third transition year pursuant to Act No. 27,430 and, therefore, the effect of the tax inflation adjustment has been accrued in the calculation of the current and deferred income tax provision, except in the cases where, due to mergers or corporate reorganizations, the mentioned legal parameter has not been exceeded for the interim fiscal periods generated by such mergers or reorganizations.

The Company and its subsidiaries determine and disclose the impact of the tax inflation adjustment for each of the fiscal periods in which it is applicable taking into consideration the annual guideline established by Act No. 27,430.

Investment companies

A literal application of the tax inflation adjustment mechanism set forth by Title VI of the Income Tax Act is inconsistent in certain aspects, which have not been applied by certain investing subsidiaries in the assessment of the income tax for fiscal year 2019 and in the estimate for the irregular fiscal period due to merger as of September 30, 2020. However, as of September 30, 2020 the Company and its subsidiaries hold a $ 594 million provision, including compensatory interest, for the additional income tax liabilities which should have been assessed through a literal application of such mechanism.

HIDISA and HINISA

HIDISA and HINISA have assessed the income tax for fiscal year 2019 taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, charging all its income in fiscal year 2019, thus failing to apply Section 194 of the Law, the update of Property, plant and equipment amortizations (Sections 87, 88 and 85.e), and a cost restatement on account of the disposal of shares and mutual funds quotas (Section 65), to such effect using the relevant indexes published by the INDEC and relying on the similarity with the parameters stated in re “Candy S.A.”, resolved by the CSJN on July 3, 2009, which ruling ordered the application of the inflation adjustment mechanism.

As of September 30, 2020, HIDISA and HINISA hold a provision for the additional income tax liabilities which should have been assessed if the inflation adjustment had not been deducted. The provision for the period amounts to $ 184 million, including compensatory interest, and is disclosed under “Non-current income tax liabilities”.

53

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1 PROPERTY, PLANT AND EQUIPMENT

	Original values
Type of good	At the beginning	Increases	Impairment	Transfers	Decreases	Traslation effect	At the end

Land	809	-	-	-	-	220	1,029
Buildings	12,088	16	(396)	178	-	3,114	15,000
Equipment and machinery	75,055	187	(5,154)	18,265	(193)	20,923	109,083
High, medium and low voltage lines	62,736	59	-	3,278	(94)	14,329	80,308
Substations	22,036	1,229	-	3,595	(3)	5,033	31,890
Transforming chamber and platforms	13,155	149	-	972	(100)	3,004	17,180
Meters	13,574	33	-	1,202	-	3,100	17,909
Wells	40,273	88	-	4,573	-	11,775	56,709
Mining property	15,136	-	-	-	-	4,117	19,253
Vehicles	1,282	35	-	10	-	395	1,722
Furniture and fixtures and software equipment	4,461	152	-	173	(1)	1,167	5,952
Communication equipments	873	44	-	271	-	203	1,391
Materials and spare parts	2,200	722	-	(583)	-	520	2,859
Petrochemical industrial complex	817	-	-	99	-	235	1,151
Work in progress	47,395	9,675	-	(31,688)	(17)	10,436	35,801
Advances to suppliers	1,084	612	-	(345)	-	139	1,490
Other goods	363	-	-	-	-	98	461
Total at 09.30.2020	313,337	13,001	(5,550)	-	(408)	78,808	399,188
Total at 09.30.2019	183,517	22,112	-	-	(1,134)	88,976	293,471

54

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 11: (Continuation)

	Depreciation						Net book values
Type of good	At the beginning	Decreases	Impairment	For the period	Traslation effect	At the end	At the end	At 12.31.2019

Land	-	-	-	-	-	-	1,029	809
Buildings	(4,534)	-	112	(337)	(1,229)	(5,988)	9,012	7,554
Equipment and machinery	(24,561)	152	2,214	(4,711)	(6,852)	(33,758)	75,325	50,494
High, medium and low voltage lines	(20,632)	73	-	(2,059)	(4,712)	(27,330)	52,978	42,104
Substations	(6,862)	2	-	(799)	(1,567)	(9,226)	22,664	15,174
Transforming chamber and platforms	(3,753)	27	-	(450)	(857)	(5,033)	12,147	9,402
Meters	(5,204)	-	-	(597)	(1,188)	(6,989)	10,920	8,370
Wells	(23,100)	-	-	(3,857)	(6,775)	(33,732)	22,977	17,173
Mining property	(8,619)	-	-	(876)	(2,456)	(11,951)	7,302	6,517
Vehicles	(1,184)	-	-	(204)	(285)	(1,673)	49	98
Furniture and fixtures and software equipment	(3,419)	1	-	(454)	(912)	(4,784)	1,168	1,042
Communication equipments	(611)	-	-	(35)	(143)	(789)	602	262
Materials and spare parts	(134)	-	-	(31)	(35)	(200)	2,659	2,066
Petrochemical industrial complex	(441)	-	-	(41)	(123)	(605)	546	376
Work in progress	-	-	-	-	-	-	35,801	47,395
Advances to suppliers	-	-	-	-	-	-	1,490	1,084
Other goods	(227)	-	-	(12)	(63)	(302)	159	136
Total at 09.30.2020	(103,281)	255	2,326	(14,463)	(27,197)	(142,360)	256,828
Total at 09.30.2019	(58,512)	288	-	(9,015)	(30,373)	(97,612)		195,859
Total at 12.31.2019								210,056

55

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 11: (Continuation)

Labor costs capitalized in the book value of property, plant and equipment during the nine-month periods ended September 30, 2020 and 2019, amounted to $ 1,100 and $ 830 million, respectively.

Additions for $ 1,311 million are included, corresponding to a 500/220 Kw 800 MVA transformer bank at the General Rodriguez transformer substation (section 8.2 of the agreement entered into by the Company, the BICE and CAMMESA on April 24, 2014), with an offsetting entry in Deferred revenue.

Borrowing costs capitalized in the book value of property, plant and equipment during the nine-month periods ended September 30, 2020 and 2019, amounted to $ 633 and $ 531 million, respectively.

11.2 INTANGIBLE ASSETS

	Original values

Type of good	At the beginning	Increases	Impairment	Traslate Effect	At the end

Concession agreements	16,128	-	(2,784)	3,612	16,956
Goodwill	2,073	-	-	563	2,636
Intangibles identified in acquisitions of companies	418	-	-	114	532
Total at 09.30.2020	18,619	-	(2,784)	4,289	20,124
Total at 09.30.2019	11,839	8	-	5,634	17,481

	Depreciation

Type of good	At the beginning	Impairment	For the period	Traslate Effect	At the end

Concession agreements	(9,400)	2,398	(301)	(2,113)	(9,416)
Intangibles identified in acquisitions of companies	(151)	-	(19)	(44)	(214)
Total at 09.30.2020	(9,551)	2,398	(320)	(2,157)	(9,630)
Total at 09.30.2019	(5,759)	-	(249)	(3,008)	(9,016)

	Net book values
Type of good	At the end	At 12.31.2019

Concession agreements	7,540	6,728
Goodwill	2,636	2,073
Intangibles identified in acquisitions of companies	318	267
Total at 09.30.2020	10,494
Total at 09.30.2019	8,465
Total at 12.31.2019		9,068

56

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 11: (Continuation)

11.3 DEFERRED TAX ASSETS AND LIABILITIES AND INCOME TAX

The composition of the deferred tax assets and liabilities is as follows:

	09.30.2020	12.31.2019
Tax loss carryforwards	9,672	6,659
Trade and other receivables	1,694	752
Financial assets at fair value through profit and loss	40	-
Cash and cash equivalents	3	-
Trade and other payables	870	790
Salaries and social security payable	423	146
Defined benefit plans	522	400
Provisions	2,914	2,363
Taxes payable	19	18
Adjustment for tax inflation	181	452
Other	27	18
Deferred tax asset	16,365	11,598
Property, plant and equipment	(28,464)	(23,072)
Adjustment for tax inflation	(3,256)	(5,908)
Investments in companies	(492)	(492)
Intangible assets	(831)	(750)
Inventory	(769)	(617)
Trade and other receivables	(528)	(245)
Financial assets at fair value through profit and loss	(403)	(644)
Borrowings	(3)	(3)
Taxes payable	(228)	(231)
Other	-	(2)
Deferred tax liabilities	(34,974)	(31,964)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	09.30.2020	12.31.2019
Deferred tax asset	8,142	1,702
Deferred tax liabilities	(26,751)	(22,068)
Deferred tax liabilities, net	(18,609)	(20,366)

57

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 11: (Continuation)

11.4 INVENTORIES

	09.30.2020	12.31.2019

Materials and spare parts	7,402	5,673
Advances to suppliers	285	1,277
In process and finished products	2,557	2,225
Total	10,244	9,175

11.5 PROVISIONS

	09.30.2020	12.31.2019
Non-Current
Provisions for contingencies	9,022	7,411
Asset retirement obligation and dismantling of wind turbines	1,638	1,195
Environmental remediation	46	34
Other provisions	61	63
	10,767	8,703

Current
Provisions for contingencies	1,309	968
Asset retirement obligation and dismantling of wind turbines	169	132
Environmental remediation	160	105
Other provisions	1	1
	1,639	1,206
58

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	09.30.2020
	For contingencies	Asset retirement obligation and dismantling of wind turbines	For environmental remediation

At the beginning of the year	8,379	1,327	139
Increases	692	107	37
Decreases	(65)	-	(5)
Exchange differences on translation	1,532	373	35
Gain on monetary position, net	(7)	-	-
Reversal of unused amounts	(200)	-	-
At the end of the period	10,331	1,807	206

	09.30.2019
	For contingencies	Asset retirement obligation	For environmental remediation

At the beginning of the year	5,332	835	160
Increases	2,062	82	9
Exchange differences on translation	2,104	420	53
Gain on monetary position, net	(114)	-	-
Decreases	(497)	-	(87)
Reversal of unused amounts	(42)	-	-
At the end of the period	8,845	1,337	135

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 FINANCIAL ASSETS AT AMORTIZED COST

	09.30.2020	12.31.2019
Non-current
Public securities (1)	-	1,048
Term deposit	7,624	-
Total non-current	7,624	1,048

Current
Public securities (1)	2,759	3,224
Total current	2,759	3,224

(1) Public securities were received pursuant to the mechanism set forth by Resolution SGE No. 54/19 for the settlement of receivables under the Natural Gas Surplus Injection Promotion Programs.

59

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 12: (Continuation)

12.2. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	09.30.2020	12.31.2019
Non-current
Shares	853	671
Total non-current	853	671

Current
Government securities	9,192	6,775
Shares	-	478
Investment funds	1,978	14,614
Total current	11,170	21,867

12.3 Trade and Other receivables

	Note	09.30.2020	12.31.2019
Non-Current
Receivables from oil and gas sales		-	456
Other		3	3
Trade receivables, net		3	459

Non-Current
Tax credits		241	208
Related parties	16	3,580	3,169
Prepaid expenses		31	52
Financial credit		16	22
Guarantee deposits		1	1
Credit with RDSA	18	2,126	2,126
Allowance for doubtful accounts		(2,126)	(2,126)
Allowance for tax credits		(5)	(5)
Other		630	805
Other receivables, net		4,494	4,252

Total non-current		4,497	4,711

60

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 12: (Continuation)

	Note	09.30.2020	12.31.2019
Current
Receivables from energy distribution sales		19,344	13,540
Receivables from MAT		1,086	1,023
CAMMESA		14,973	10,052
Receivables from oil and gas sales		2,161	2,856
Receivables from petrochemistry sales		2,552	3,234
Related parties	16	333	392
Government of the PBA and CABA by Social Rate		947	251
Other		704	515
Allowance for doubtful accounts		(5,214)	(2,000)
Trade receivables, net		36,886	29,863

Current
Tax credits		463	624
Advances to suppliers		46	10
Advances to employees		3	8
Related parties	16	485	497
Prepaid expenses		651	123
Receivables for non-electrical activities		737	639
Financial credit		349	296
Guarantee deposits		594	300
Contractual penalty to collect		463	-
Insurance to recover		298	-
Expenses to be recovered		671	727
Credits for the sale of property, plant and equipment		-	35
Credit with RDSA	18	65	60
Other		864	706
Allowance for other receivables		(387)	(305)
Other receivables, net		5,302	3,720

Total current		42,188	33,583

61

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 12: (Continuation)

The movements in the allowance for the impairment of trade receivables are as follows:

	09.30.2020	06.30.2019
At the beginning	2,000	1,266
Allowance for impairment	3,919	882
Utilizations	(488)	(437)
Reversal of unused amounts	(129)	(89)
Exchange differences on translation	85	113
Gain on monetary position, net	(173)	(18)
At the end of the period	5,214	1,717

The movements in the allowance for the impairment of other receivables are as follows:

	09.30.2020	06.30.2019
At the beginning	310	285
Allowance for impairment	140	57
Exchange differences on translation	69	80
Gain on monetary position, net	3	(1)
Reversal of unused amounts	(130)	(80)
At the end of the period	392	341

12.4 CASH AND CASH EQUIVALENTS

	09.30.2020	12.31.2019
Cash	13	29
Banks	5,643	3,407
Investment funds	17,075	250
Time deposits	1,894	9,810
Total	24,625	13,496

62

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 12: (Continuation)

12.5 BORROWINGS

	Note	09.30.2020	12.31.2019
Non-Current
Financial borrowings		2,058	9,623
Corporate bonds		108,524	96,006
		110,582	105,629

Current
Bank overdrafts		3,737	-
Financial borrowings		8,371	8,227
Corporate bonds		8,495	1,932
Related parties	16	9	815
		20,612	10,974
Total		131,194	116,603

As of September 30, 2020 and December 31, 2019 the fair value of the Company’s CBs amount approximately to $ 93,092 millions and $ 86,605 millions, respectively. Such values were calculated on the basis of the determined market price of the Company’s CBs at the end of each period (fair value level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The remaining long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these financial statements, the Company is in compliance with the covenants provided for in loans.

12.5.1 Financial loans

During the nine-month period ended September 30, 2020, the Company early canceled and canceled bank debts for a total US$ 87.8 million and incurred new debt for $ 9,182 million.

63

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 12: (Continuation)

12.5.2 Corporate Bonds (“CBs”)

12.5.2.1 Detail of the Group’s CBs

			Nominal value
	Money	Ratio	Issued	In porfolio	Remainder	Expiration
				To 09/30/20 (3)	To 09/30/20
Edenor – ON Par	US$	9.75%	300	-	98.3	10/25/2022
Pampa - Serie T	US$	7.38%	500	110.4	389.6	7/21/2023
Pampa - Class 1	US$	7.50%	750	105.7	644.3	1/24/2027
Pampa - Class 3	US$	9.13%	300	7.5	292.5	4/15/2029
Pampa - Class E	$	Badlar +0%	575.2	-	575.2	11/13/2020
Pampa -Class 5 (1)	$	Badlar +5%	565	-	565	10/27/2020
Pampa -Class 6 (2)	$	Badlar +2.5%	6,355	-	6,355	8/29/2020

(1)	Issued on April 30, 2020.
(2)	Issued on July 29, 2020.
(3)	During the nine-month period ended September 30, 2020, the Company purchased and/or redeemed at market values US$96.9 million, US$42.7 million and US$0.2 million Series T, Class 1 and Class 3 CBs, respectively, whereas Edenor acquired and/or redeemed at market values US$37.3 million CBs at Par and early canceled US$78.1 million (the whole) CBs held in treasury.

On July 29, 2020, the Company canceled at maturity Class 4 CBs issued on April 30, 2020 for a face value of $1,238.3 million at Badlar rate +3%.

After September 30, 2020, the Company directly and indirectly continued acquiring and/or redeeming Class 1 Corporate Bonds at their respective market values for a total face value of US$8.3 million. Furthermore, the Company canceled at maturity Class 5 CBs for a total amount of $565 million.

12.5.2.3 Pampa Group’s CBs Ratings

Company	Agency	Rating
		Global	Local
Pampa	S&P	CCC+	N/A
	Moody's	Caa3	N/A
	FitchRatings	CCC	AA- (long term) A1+ (short term)
Edenor	S&P	CCC	raCCC+
	Moody's	Caa3	A.ar
TGS	S&P	CCC+	na
	Moody's	Caa3	na
Transener	S&P	CCC+	raBB

64

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 12: (Continuation)

12.5.3 Other financial transactions

On October 2, 2020, the Company was granted a credit facility for up to US$50 million at Libor rate plus 0.0% secured by a Total Return Swap, the underlying asset of which is Pampa’s treasury CBs for a total amount of US$185.9 million FV acquired before May 28, 2020. Any drawdown requested by the Company under this agreement should be secured with term deposits held in BNP by the Company, and the owed principal may not exceed 95% of these funds. The cash flow generated by the assigned assets may be destined to: i) the extension of the above-mentioned credit facility; and/or ii) the cancellation of expenses, interest and/or disbursements. It is worth highlighting that BNP is not empowered to dispose of the Total Return Swap’s underlying asset and may only use it to a limited extent to guarantee certain transactions, but may under no circumstances lose its condition as asset holder. The Company may cancel the agreement at any time, in whole or in part, without incurring any penalty, with no other requirement than the giving of notice by a reliable means or automatically in case any of the events of default stipulated in the agreement is verified. Finally, on the transaction’s maturity date the counterparty should return to the Company the Total Return Swap’s underlying asset and any associated cash flow.

In the month of October 2020, the Company received disbursements by BNP in the amount of US$20 million.

12.6 TRADE AND OTHER PAYABLES

	09.30.2020	12.31.2019
Non-Current
Customer contributions	223	156
Customer guarantees	257	213
Trade payables	480	369

ENRE Penalties and discounts	5,615	3,932
Compensation agreements	508	399
Lease liability	864	716
Other	4	3
Other payables	6,991	5,050
Total non-current	7,471	5,419

65

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 12: (Continuation)

	Note	09.30.2020	12.31.2019
Current
Suppliers		10,328	12,739
CAMMESA		27,687	9,305
Customer contributions		31	31
Discounts to customers		37	37
Customer advances		574	362
Related parties	16	323	468
Other		9	22
Trade payables		38,989	22,964

ENRE Penalties and discounts		2,744	3,387
Related parties	16	11	316
Advances for works to be executed		13	6
Compensation agreements		95	150
Payment agreements with ENRE		10	48
Other creditors		105	-
Lease liability		422	254
Other		67	64
Other payables		3,467	4,225

Total current		42,456	27,189

Due to the short-term nature of the payables and other payables, their carrying amount is considered to be the same as their fair value, except non-current customer contributions.

The fair values of non-current customer contributions as of September 30, 2020 and December 31, 2019 amount to $ 44.6 million and $ 51.3 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. This fair value is classified as level 3.

66

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 12: (Continuation)

12.7 INCOME TAX LIABILITY

	09.30.2020	12.31.2019
Non-current
Income tax, net of witholdings and advances	8,776	590
Total non-current	8,776	590

Current
Income tax, net of witholdings and advances	1,405	3,154
Total current	1,405	3,154

12.8 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2020 and December 31, 2019:

As of September 30, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	9,192	-	-	9,192
Shares	-	-	853	853
Investment funds	1,978	-	-	1,978
Cash and cash equivalents
Investment funds	17,075	-	-	17,075
Other receivables	15	-	-	15
Total assets	28,260	-	853	29,113

Liabilities
Derivative financial instruments	-	22	-	22
Total liabilities	-	22	-	22

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	6,775	-	-	6,775
Shares	478	-	671	1,149
Investment funds	14,614	-	-	14,614
Cash and cash equivalents
Investment funds	250	-	-	250
Derivative financial instruments	-	214	-	214
Other receivables	250	-	-	250
Total assets	22,367	214	671	23,252

Liabilities
Derivative financial instruments	-	204	-	204
Total liabilities	-	204	-	204

67

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 12: (Continuation)

The techniques used for the measurement of assets at fair value with changes in income, classified as Level 2 and 3, are detailed below:

- Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.

- Shares: they were determined based on Income approach through the Indirect Cash Flow method (net present value of expected future cash flows) and the discount rates used were estimated taking the Weighted Average Cost of Capital (“WAAC”) rate as a parameter.

NOTE 13: EQUITY COMPONENTS

13.1 SHARE CAPITAL AND RESERVES

13.1.1	Share Capital

As of September 30, 2020, the capital stock amounts to $ 1,596 million, including treasury shares.

13.1.1.1	Stock Compensation Program

On March 9, 2020, the Company’s Board of Directors approved Program 6 for a maximum amount of US$27 million and an initial term of 120 calendar days. Shares may be acquired up to a maximum price of the equivalent in pesos of US$0.52 per common share and US$13 per ADR.

On April 13, 2020, the Company’s Board of Directors approved Program No. 7 for a maximum amount of US$20 million and an initial term of 120 calendar days. Shares may be acquired up to a maximum price of the equivalent in pesos of US$0.40 per common share and US$10 per ADR. On June 25, 2020, the Board of Directors modified the program by setting a maximum amount of up to $3,600 million and a maximum price of $52.80 per common share and US$11 per ADR. Finally, on August 11, 2020, the Company’s Board of Directors modified the maximum price to US$13 per ADR and $67.34 per common share.

On October 30, 2020, the Company’s Board of Directors approved Program No. 8 for a maximum amount of US$30 million and an initial term of 120 calendar days. Shares may be acquired up to a maximum price of the equivalent in pesos of US$74.40 per common share and US$12 per ADR.

During the nine-month period ended September 30, 2020, the Company directly and indirectly acquired 201 million own shares for a value of US$90.4 million.

As of September 30, 2020, the Company directly and indirectly held 119 million shares in treasury.

After the closing of the period, the Company directly and indirectly acquired 26 million own shares for a value of US$11.6 million.

68

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 13: (Continuation)

13.1.1.2	Capital decrease

On April 7, 2020, the Company’s Extraordinary General Meeting of Shareholders resolved to reduce its capital stock through the cancellation of own shares held in treasury as of the last business day prior to such date, acquired under Share Buyback Programs No. 4, 5 and 6. In this sense, the capital stock was reduced by $ 152 million through the cancellation of 152 treasury shares, the capital stock thus decreasing from $ 1,748 million to $ 1,596 million. This reduction is pending registration with the Public Registry.

13.1.2 Other reserves

a) Acquisition of Edenor’s ADRs/Shares by the Company

Over the 2020 nine-month period, the Company acquired a total of 0.2 million Edenor’s ADRs at an average acquisition cost of US$ 3.6 per ADR and 2.4 million shares at an average cost of $ 21.35 per Edenor’s share.

13.2	EARNING PER SHARE

13.2.1 Basic

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year.

13.2.2	Diluted

Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

69

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTA 13: (Continuation)

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of September 30, 2020 and 2019, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	09.30.2020	09.30.2019
Earning for continuing operations attributable to the equity holders of the Company	7,156	31,863
Weighted average amount of outstanding shares	1,586	1,830
Basic and diluted earnings per share	4.51	17.41

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 ADJUSTMENTS TO RECONCILE NET PROFIT TO CASH FLOWS GENERATED BY OPERATING ACTIVITIES

	Note	09.30.2020	09.30.2019
Income tax	10.6	3,944	2,828
Accrued interest		10,627	7,058
Depreciations and amortizations	9, 10.1 and 10.2	15,037	9,422
Constitution of allowances, net	10.4 and 10.1	3,875	838
Provision of provisions and tax payables, net	10.4	403	1,145
Share of profit from joint ventures and associates	5.2.2	(4,809)	(3,429)
Accrual of defined benefit plans	9, 10.1 and 10.2	987	468
Net exchange differences	10.5	1,292	3,667
Result from measurement at present value	10.5	203	(2,671)
Changes in the fair value of financial instruments		242	(1,550)
Results from property, plant and equipment sale and decreases	10.4 and 10.3	146	25
Results for the repurchase of corporate bonds	10.5	(2,794)	(1,399)
Impairment of property, plant and equipment, intangible assets and inventories	6.1.1	4,316	-
Dividends received	10.4	(69)	(47)
Compensation agreements	10.1 and 10.2	63	(92)
Agreement on the regularization of obligations		-	(15,296)
Resolución contractual activo inmobiliario	10.5	(16)	-
Gain on monetary position, net	10.5	(5,997)	(8,514)
Other		165	(10)
Total adjustments to reconcile net profit to cash flows generated by operating activities		27,615	(7,557)

70

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTA 14: (Continuation)

14.2 CHANGES IN OPERATING ASSETS AND LIABILITIES

	09.30.2020	09.30.2019
Increase in trade receivables and other receivables	(7,490)	(5,700)
Increase in inventories	(212)	(1,680)
Increase in trade payables and other payables	14,812	6,194
Increase deferred revenue	1,257	-
Increase in salaries and social security payable	255	172
Decrease in defined benefit plans	(402)	(53)
Decrease in tax payables	(886)	(1,098)
Decrease in provisions	(29)	(465)
Income tax and minimum notional income tax paid	(2,740)	(3,840)
Proceeds from derivative financial instruments, net	41	280
Total changes in operating assets and liabilities	4,606	(6,190)

14.3 SIGNIFICANT NON-CASH TRANSACTIONS

	09.30.2020	09.30.2019
Acquisition of property, plant and equipment through an increase in trade payables	(843)	(2,505)
Borrowing costs capitalized in property, plant and equipment	(633)	(531)
Compensation of loans through the assignment of dividends	856	-
Agreement on the regularization of obligations	-	15,296
Increase in asset retirement obligation provision through an increase in property, plant and equipment	-	47
Constitution of guarantee of derivative financial instruments, net through the delivery of financial assets at fair value through profit or loss	-	334
Loan compensation through the transfer of sales credits	-	5,981
(Decrease) Increase of right-of-use assets through an increase in other debts	(183)	1,106

71

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

The main events taking place in the nine-month period ended September 30, 2020 regarding contingent liabilities reported in the consolidated financial statements as of December 31, 2019 are detailed below:

-	Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the International Chamber of Commerce (“ICC”) on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa Energía S.A.) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consist of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price The arbitration will be conducted according to the ICC Rules of Arbitration, the applicable law will be that of the Republic of Argentina, and the seat of arbitration will be Buenos Aires, Argentina. The Company timely answered the arbitration claim, and also filed a counterclaim for differences in the calculation of adjustments in the assignment price which were not paid by POSA The procedure for the appointment of the arbitrators who will make up the arbitration court is currently underway.

-	In the class action filed in the City of Rio de Janeiro, Brazil, by a lawyer of that nationality, Felipe Machado Caldeira, judgment was rendered, thus terminating the proceeding.

-	In the arbitration complaints brought by Messrs. Candoni, Giannasi, Pinasco and Torriani, the Chamber of Appeals in Commercial Matters upheld the motion for appeal and nullity filed by the Company, revoking the partial award and sustaining that the proper proceeding for raising objections is to contest the shareholders’ meetings under the Business Organizations Law, and not to challenge the fair price established in the Capital Markets Law for MTOs. The plaintiffs may file an extraordinary appeal against this Chamber’s decision to seek its review by the National Supreme Court of Justice. As of the issuance of these Condensed Interim Financial Statements, the Company has not been able to obtain any evidence that the plaintiffs have filed such appeal.

-	In the proceeding brought by the “Consumidores Financieros Asociación Civil Para Su Defensa” association, the plaintiff appealed the decision issued by the Arbitration Court, which declared the dismissal of the main claim upon the failure to pay the arbitration fee. The Chamber of Appeals in Commercial Matters upheld the filed extraordinary appeal, and the court file was sent to the CSJN, the Court’s decision being pending as of the issuance of these Condensed Interim Financial Statements.

The main events taking place in the nine-month period ended September 30, 2020 regarding contingent assets reported in the consolidated financial statements as of December 31, 2019 are detailed below:

-	The Company brought an administrative litigation action against the Road Authority (DNV) of the Province of Buenos Aires seeking the nullity of DNV Resolution No. 1715/2019 dated December 10 2019, which modified the regulatory framework applicable to aerial and underground power lines in Urban and Rural Roads Areas of the Province of Buenos Aires, compliance with which may generate economic losses to the Company. The Company is currently analyzing the impact of the above-mentioned Resolution.
72

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTA 15: (Continuation)

-	The Company has filed an international arbitration claim against Petrobras International Braspetro B.V. on account of fraudulent representations and omissions associated with certain export transactions under the share purchase agreement executed on May 13, 2016, whereby the Company acquired 67.2% of Petrobras Argentina S.A.’s capital stock (the “Share Purchase Agreement”).The arbitration will be held pursuant to the ICC’s Arbitration Rules, the applicable law will be that of the State of New York and the seat of arbitration will be New York. Petrobras International Braspetro B.V. timely answered the request for arbitration and also filed a counterclaim seeking the payment of a percentage over the difference between the amount estimated for certain contingencies detected in the purchase process and the amount actually paid for them.

-	The procedure for the appointment of the arbitrators who will make up the arbitration court is currently underway. The Arbitration Court has been set up, and the deadline for establishing the Mission Statement has been set for December 4, 2020.

-	EcuadorTLC, in its capacity as assignee of the Ecuadorian company Petromanabí S.A., has filed an international arbitration proceeding against the Republic of Ecuador seeking the payment of 12% of the Settlement Value, the latter pursuant to the terms of the Hydrocarbon Exploration and Crude Oil Exploitation Participation Agreement in Block 18 entered into on December 19, 1995 and/or the Hollín Common Field Unified Exploitation Operating Agreement executed on August 7, 2002 —in both cases, as amended—. The arbitration will be conducted according to the Arbitration Rules of the United Nations Commission on International Trade Law, the applicable law will be the Ecuadorian law, and the seat of arbitration will be the City of Santiago de Chile.

-        After the commissioning of PEPE II and PEPE III wind farms, certain defects were evidenced in the blades of some wind turbines, which resulted in their withdrawal from service for their subsequent repair and/or replacement. As a result of the failure, the generation capacity of the wind farms has been partially reduced.

-	The Company submitted the corresponding claims to the supplier and the insurance company in order to move forward with the repair of the wind turbines and cover the incurred damages. In this sense, the Company, together with the wind turbines supplier, finished the tasks for the progressive repair of the wind turbines in August 2020, and has recorded a receivable in the approximate amount of US$6.5 million corresponding to the claims made to the supplier and the insurance company. As of September 30, 2020, the Company has received an initial payment of US$0.5 million on account of compensation for the claimed damages, and as of the issuance hereof, the Company has received an additional payment of US$2.7 million.

73

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTA 16: RELATED PARTIES´ TRANSACTIONS

16.1 Balances with related parties:

As of September 30, 2020	Trade receivables	Other receivables		Trade payables	Other payables	Borrowings
	Current	Non Current	Current	Current	Current	Current
Associates and joint ventures
Citelec	-	-	-	-	-	9
CTB	13	-	-	-	-	-
Greenwind	28	98	4	301	-	-
OCP	-	1,197	-	-	-	-
Refinor	90	-	29	16	-	-
SACME	-	3	-	5	11	-
TGS	199	2,282	382	-	-	-
Other related parties
Fidus	-	-	25	-	-	-
SACDE	3	-	2	-	-	-
Other	-	-	43	-	-	-
	333	3,580	485	323	11	9
74

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 16: (Continuation)

As of December 31, 2019	Trade receivables	Other receivables		Trade payables	Other payables	Borrowings
	Current	Non Current	Current	Current	Current	Current
Associates and joint ventures
Citelec	-	-	-	-	-	815
CTB	27	-	-	-	-	-
Greenwind	16	260	5	274	-	-
OCP	-	891	14	-	303	-
Refinor	109	-	-	40	-	-
SACME	-	4	-	144	13	-
TGS	221	2,014	274	5	-	-
Transener	-	-	-	5	-	-
Other related parties
Fidus	-	-	25	-	-	-
SACDE	19	-	145	-	-	-
Other	-	-	34	-	-	-
	392	3,169	497	468	316	815

75

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 16: (Continuation)

16.2 Operations with related parties:

Operations for the nine-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees for services (3)				Other operating expenses and income (4)
	09.30.2020	09.30.2019	09.30.2020	09.30.2019	09.30.2020		09.30.2019		09.30.2020		09.30.2019
Associates and joint ventures
CTB	82	24	-	-	-		-		-		-
Greenwind	37	23	-	-	-		-		-		(36)
OCP	-	-	-	-	-		-		-		-
Refinor	454	700	(255)	(600)	-		-		(4)		1
SACME	-	-	(74)	(55)	-		-		-		-
TGS	1,124	1,030	(1,280)	(787)	-		-		-		-
Transener	-	-	(5)	(4)	-		-		-		-

Other related parties
Fidus	-	-	-	-	(4)	-	-		-		-
Fundación	-	-	-	-	-		-		(77)	-	(52)
Orígenes Seguros de Vida	-	-	-	-	(15)	-	-		-		-
SACDE	-	-	-	(69)	-		-		41		31
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(46)	-	(48)	-	-		-
Other	-	-	-	(30)	-		-		-		-
	1,697	1,777	(1,614)	(1,545)	(65)		(48)		(40)		(56)

(1) Corresponds mainly to advisory services provided in the field of technical assistance and sales of gas and refined products.
(2) Imputed cost of sales. Correspond mainly to natural gas transportation services, purchases of refined products and other services.
(3) Disclosed within administrative expenses.
(4) Corresponds mainly to donations and removal of facilities.

76

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 16: (Continuation)

Operations for the nine-month period	Finance income (1)				Finance expenses (2)		Dividends received		Payment of dividends
	09.30.2020		09.30.2019		09.30.2020	09.30.2019	09.30.2020	09.30.2019	09.30.2020	09.30.2019
Associates and joint ventures
Ciesa	-		-		-	-	-	2,280	-	-
Citelec	-		-		(24)	(13)	856	656	-	-
Greenwind	12	-	28	-	-	-	-	-	-	-
OCP	61	-	-		-	-	120	267	-	-
TGS	149	-	110	-	-	-	-	-	-	-

Other related parties

EMESA	-		-		-	-	-	-	(519)	(57)
Oldelval	-		-		-	-	9	-	-	-
SACDE	1		-		-	-	-	-	-	-
TSM	-		-		-	-	32	24	-	-
TMB	-		-		-	-	28	23	-	-
Other	1		-		-	-	-	-	-	-
	224		138		(24)	(13)	1,045	3,250	(519)	(57)
(1) Corresponds mainly to financial leases and accrued interest on loans granted.
(2) Corresponds to accrued interest on loans received.

77

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 17: INVESTMENTS COMMITMENTS

17.1 PEPE IV

As regards the request for a term extension for the commercial commissioning of the “Las Armas” wind farm and its relocation, pursuant to the agreement entered into on December 9, 2019 with CAMMESA, a negotiation process was established to be developed until January 31, 2020, during which CAMMESA has to suspend the enforcement of the US$ 12.5 million guarantee. This term was extended successively until November 15, 2020.

17.2 Impact of the COVID-19 pandemic lockdown in CTGEBA and CTB projects

Even though Administrative Decision No. 468/20 deemed private energy infrastructure works as essential, among other activities exempted from the social, preventive and mandatory lockdown mentioned in Note 1.2, certain activities affecting contractors and suppliers have not been waived, additionally, the ban on the entry of foreigners into the national territory continues, affecting the entry of the specialists necessary to perform several tasks. In addition, special protocols were established, which affect the rhythm and productivity of the construction works.

As a result, works for the closing to combined cycle at CTGEBA have suffered delays. However, thanks to the coordinated efforts with contractors and in furtherance of the commitments undertaken by the Company, on July 2, Steam Turbine 02 (“GEBATV02”) was commissioned for service as detailed below.

Besides, closing to combined cycle works at CTEB were affected again by the stiffening of social distancing measures provided for as from July 1, 2020, as private infrastructure works were excluded from exempted activities. Later on, pursuant to Resolutions No. 1197-MJGM-2020 and No. 1690-MJGM-2020 passed by the Chief of Ministers’ Cabinet Ministry of the City of Buenos Aires, the Company resumed the execution of construction works over their critical path as from July 20, 2020. Consequently, the Company estimates that the terms for the completion of the works may be affected.

As regards the project for the closing to combined cycle at CTEB, on July 28, 2020, the Company and the Joint Venture made up of SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. and Techint Compañía Técnica Internacional S.A.C.E I entered into an addendum to the Construction Agreement within the framework of the currently imposed restrictions as a result of the COVID-19 pandemic, reaching an agreement on the impact on costs and execution terms, and launching a new stage for the execution of the closing to combined cycle.

However, it is impossible to foresee how measures will continue evolving or to which extent terms and costs may be affected in the future.

78

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 17: (Continuation)

17.3 Commissioning of the Closing to Combined Cycle at CTGEBA

CAMMESA, in its capacity as Body Responsible for the Wholesale Electricity Market Dispatch, commissioned CTGEBA’s GEBATV02 effective as from 00:00 on July 2, 2020 for a gross capacity of 199 MW.

GEBATV02’s marked the beginning of operations of CTGEBA’s second combined cycle, a project where the Company invested approximately US$ 320 million to add 400 MW and employed an average of 1,500 people during the 30-month work period. With the completion of the new combined cycle, the total installed capacity of CTGEBA amounts to 1,243 MW, becoming the largest thermal power plant in the country, with an outstanding efficiency of 55% on average and the capacity to supply electricity to 2.5 million households in the Buenos Aires metropolitan area.

In this way, the Company has fulfilled its commitments with CAMMESA under the electricity wholesale supply agreement entered into pursuant to former SEE Resolution No. 287/17.

In line with the Company’s strategy to develop its core businesses, this milestone adds to the efforts put forth over the last 12 years to increase the power generation infrastructure, demanding investments for more than US$ 1,500 million, hence becoming Argentina’s largest independent power producer, operating a total 4,944 MW of installed capacity, which represents 12% of the national grid.

79

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 18: TERMINATION OF AGREEMENT ON REAL ESTATE ASSET

With regard to the real estate asset to be constructed, acquired by Edenor in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by Edenor against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that Edenor entered into with Aseguradores de Cauciones S.A., the following events stand out as of the date of issuance of these condensed interim financial statements, in addition to those mentioned in our annual Financial Statements:

  With regard to the USD 1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., Edenor has received payment of the first installment for USD 100,000, which fell due on April 21, 2020. Furthermore, in the second quarter of 2020, Edenor entered into an agreement on the extension of maturity dates, pursuant to which the following payments were renegotiated: a) the second installment for USD 50,000, whose maturity date was July 20, 2020 -which was received by Edenor-; b) the third installment for USD 70,000 maturing on October 19, 2020, which was collected by Edenor at the date of these condensed interim financial statements; and c) the remaining balance of the second and third installments for USD 180,000 determined according to the original maturity of payments, plus the related interest, which will fall due on November 15, 2020. The rest of the quarterly payment schedule remains unchanged.
  With regard to RDSA reorganization proceedings, Edenor has filed ancillary proceedings for review of the amount declared inadmissible, which, at the date of issuance of these consolidated condensed interim financial statements, are at the final stage for producing evidence. Due to the pandemic declared by the WHO on March 11, 2020 and the mandatory and preventive social isolation ordered by DNU 297/2020, and the subsequent extensions thereof, the originally set procedural time limits have been extended, with the exclusivity period in order for the reorganization debtor to propose one or more reorganization plans and obtain the consent required by law for the confirmation of the eventual agreement being currently underway.
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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 19: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS

	Type	Amount in currencies other than pesos	Exchange rate (1)	Total 09.30.2020	Total 12.31.2019

ASSETS

NON-CURRENT ASSETS
Financial assets at amortized cost	U$S	100.1	76.18	7,624	1,048
Other receivables	U$S	55.1	76.18	4,197	3,719
Total non-current assets				11,821	4,767

CURRENT ASSETS

Financial assets at fair value through profit and loss	U$S	47.7	76.18	3,633	10,000
Financial assets at amortized cost	U$S	36.2	76.18	2,759	3,224
Derivative financial instruments	U$S	-	-	-	211
Trade and other receivables	U$S	144.8	76.18	11,030	10,719
	EUR	0.1	-	11	200
	JPY	54.6	0.72	39	-
Cash and cash equivalents	U$S	91.2	76.18	6,951	12,914
	U$	2.1	1.79	4	-
	EUR	-	89.39	1	135
Total current assets				24,428	37,403
Total assets				36,249	42,170

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	U$S	104.7	76.18	7,976	6,048
Taxes payables	U$S	-	-	-	156
Borrowings	U$S	1,451.6	76.18	110,582	97,854
Trade and other payables	U$S	16.9	76.18	1,288	402
Total non-current liabilities				119,846	104,460

CURRENT LIABILITIES
Provisions	U$S	16.4	76.18	1,252	985
Taxes payables	U$S	14.9	76.18	1,133	702
Salaries and social security payable	U$S	0.1	76.18	7	4
	U$	2.1	1.79	4	3
	U$S	0.1	76.18	10	-
Borrowings	U$S	30.0	76.18	2,282	8,590
Trade and other payables	U$S	64.0	76.18	4,879	6,288
	EUR	5.9	89.39	528	251
	CHF	-	82.72	-	15
	CZK	9.9	3.30	33	-
	SEK	1.2	8.51	10	9
Total current liabilities				10,138	16,847
Total liabilities				129,984	121,307
Net Position Liability				(93,735)	(79,137)

(1) The exchange rates correspond to September 30, 2020 released by the National Bank of Argentine for U.S. dollars (US$), euros (EUR), Swiss francs (CHF), Uruguayos pesos (U$) yen (JPY), czech crowns (CZK) and Swedish krona (SEK).

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the nine-month period ended September 30, 2020, presented in comparative format

(in millions of Argentine Pesos (“$”) – unless otherwise stated - See Note 3)

NOTE 20: DOCUMENTATION SAFEKEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company and its subsidiary Edenor, have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 –C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

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REVIEW REPORT ON THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

Pampa Energía S.A.

Legal address: Maipú, 1

Autonomous City of Buenos Aires

Tax Code No.: 30-52655265-9

Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Pampa Energía S.A. (“PESA” or “the Company”) and its subsidiaries, including the consolidated condensed interim statement of financial position at September 30, 2020, the consolidated condensed interim statement of comprehensive income for the nine and three-month periods ended September 30, 2020, the consolidated condensed interim statements of changes in equity and of cash flows for the nine-month period then ended, and the selected explanatory notes.

The balances and other information for the fiscal year 2019 and its interim periods is an integral part of the Financial Statements mentioned above; therefore, they must be considered in connection with those Financial Statements.

Board's responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for its acronym in Spanish) as professional accounting standards and included by the National Securities Commission (CNV, for its acronym in Spanish) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the consolidated condensed interim Financial Statements and of analytical and other review procedures. This review is substantially less in scope than an audit examination conducted in accordance with international standards on auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the financial position, the consolidated comprehensive income, or the consolidated cash flows of the Company

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - City Autonomous of Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. is a member firm of the global network of PricewaterhouseCoopers International Limited (PwCIL). Each of the firms is a separate legal entity that does not act as a proxy for PwCIL or any other network member firm.

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Conclusion

On the basis of our review, nothing has come to our attention that make us think that the consolidated condensed interim Financial Statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Pampa Energía S.A., that:

a)    as mentioned in note 3, except for its lack of transcription to the “Inventory and Balance Sheet” book, the consolidated condensed interim financial statements of Pampa Energía S.A., complies in what is a matter of our competence, with the provisions of the General Companies Law and in the pertinent resolutions of the National Securities Commission;

b)   the individual condensed interim financial statements of Pampa Energía S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription to the “Inventory and Balance Sheet” book and the Daily Book (transcription to the “Inventory and Balance Sheet” Book CD ROM);

c)    we have read the Summary of Activity (“Reseña Informativa”), on which, as regards those matters that are within our competence, we have no observations to make;

d)   at September 30, 2020 the debt accrued by Pampa Energía S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 297.7 millions, none of which was claimable at that date;

Autonomous City of Buenos Aires, November 11, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Reinaldo Sergio Cravero

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 24, 2020

Pampa Energía S.A.

By:	/s/ Gustavo Mariani
Name: Gustavo Mariani Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.